PENGROWTH 2009 annual results

OPERATING MEASURES

Years ended December 31	2009	2008	2007	2006	2005

PRODUCTION
Crude Oil (bbl per day)	22,841	24,416	26,327	21,821	20,799
Heavy Oil (bbl per day)	7,551	8,122	7,168	4,964	5,623
Natural Gas (mcf per day)	237,217	240,825	266,980	175,578	161,056
Natural gas liquids (bbl per day)	9,590	9,315	9,409	6,774	6,093
Total (boe per day)	79,518	81,991	87,401	62,821	59,357
Annual (mmboe)	29.0	30.0	31.9	22.9	21.7
% natural gas	50	49	51	47	45
Production per weighted average trust unit outstanding (boe)	0.11	0.12	0.13	0.13	0.14
BENCHMARK PRICES
WTI (U.S. $ per bbl)	61.80	99.65	72.12	66.25	56.70
NYMEX (U.S. $ per mmbtu)	3.99	9.04	6.86	7.24	8.62
AECO (Cdn $ per mmbtu)	4.14	8.12	6.65	7.46	8.94
Currency (U.S. $ per Cdn $)	0.88	0.94	0.93	0.88	0.83
AVERAGE REALIZED PRICES
Crude Oil ($ per bbl)	72.36	77.78	71.88	66.85	58.59
Heavy Oil ($ per bbl)	52.72	75.77	44.53	42.26	33.32
Natural Gas ($ per mcf )	5.14	8.19	7.29	7.22	8.76
Natural gas liquids ($ per bbl)	42.12	70.67	58.86	57.11	54.22
Average price per boe	46.19	62.76	53.90	52.88	53.02
AVERAGE NETBACK
Crude Oil netback ($ per bbl) (1)	40.50	41.55	43.26	38.55	35.01
Heavy Oil netback ($ per bbl) (1)	29.99	51.53	26.34	23.00	13.50
Natural Gas netback ($ per mcf) (1)	2.93	4.68	4.00	4.16	5.95
Natural gas liquids netback ($ per bbl) (1)	18.05	31.35	27.80	25.82	27.52
Operating netback ($ per boe)	25.38	34.78	30.40	29.59	32.54
Reserves (proved plus probable)
Reserves acquired in the year (mmboe)	1.6	10.0	65.1	81.5	16.7
Reserves at year end (mmboe)	295.7	323.5	319.9	297.8	219.4
Reserves per year end trust units outstanding	1.02	1.26	1.30	1.22	1.37

(1)	Prior year numbers restated to conform to presentation in the current period.

PRESIDENT’S MESSAGE
It is both a privilege and an honour to be writing my first annual President’s message to you. I joined the Pengrowth team in May of last year and was appointed CEO in September of 2009. It is an exciting time to be leading Pengrowth. The challenge and opportunity to continue to expand on the legacy of the company is what attracted me to the CEO position. I am pleased to present the operating and financial results for the year ended December 31st, 2009.
FINANCIAL HIGHLIGHTS
•	Pengrowth’s total indebtedness was reduced by approximately $470 million. Unused borrowing capacity at year-end was $1.2 billion.

•	On October 23, 2009 Pengrowth closed an equity issue of 28.8 million trust units for net proceeds of $285 million. The net proceeds were used to reduce indebtedness.

•	Pengrowth lived within cash flow in 2009. Cash flow, before working capital changes, of $584 million was greater than the sum of capital expenditures and distributions at $542 million. The balance of $42 million was used to reduce indebtedness.

•	Hedging gains of $171.1 million represents 29 percent of operating cash flow, before working capital changes was $584 million.

•	Pengrowth announced it intended to convert to a dividend paying corporation on or before January 1, 2011. With the availability of approximately $2.9 billion worth of tax pools, the conversion to a corporate entity will occur with little or no impact to our ability to distribute the same level of cash to our shareholders.
OPERATIONAL HIGHLIGHTS
•	During a year of financial prudence, Pengrowth spent 38 percent of operating cash flow on capital projects which replaced 36 percent of produced proved reserves.

•	Including technical revisions, finding and development costs including future development capital (FDC) were $14.12 per boe for proved reserves and $30.81 per boe for proved plus probable reserves. Excluding those negative revisions removed due to a shift in corporate strategy Pengrowth’s finding and development costs including FDC were $14.17 per boe for proved reserves and $15.33 per boe for proved plus probable reserves.

•	Negative revisions were primarily associated with probable undeveloped reserves where development of these assets was unlikely given the shifting corporate strategy to develop repeatable, low-cost resources and the outlook for natural gas prices.

•	Daily production for 2009 averaged 79,518 barrels of oil equivalent (boe) per day, a three percent decrease compared to an average of 81,991 boe per day in 2008. The primary reason for the decrease was a 48 percent reduction in development capital expenditures in 2009 versus 2008.

•	Operating expenses in 2009 compared to 2008 decreased by nine percent from $418.5 million to $381.2 million. The decrease can be attributed to a decrease in power prices throughout 2009, and an increased focus on all operating cost structures.

•	Pengrowth completed a number of minor unconventional asset acquisitions throughout 2009. In the fourth quarter, Pengrowth completed the disposition of non-core properties with annualized production of approximately 1,000 boe per day for proceeds of approximately $34 million.
It is an understatement to say that 2009 was a turbulent year economically for both the industry and the larger economy. While times of uncertainty and change are difficult they are also times of great opportunity. If companies are to remain competitive and thrive in a challenging environment, they must be fearless, clear and focused about their direction and their objectives. Timing is everything.
We see two major opportunities for change at Pengrowth that will position us strongly for the future. The first is a change in our value creation strategy and the second is changing our corporate structure.
VALUE CREATION STRATEGY — “CREATING VALUE THROUGH THE DRILL BIT”
In early October we announced changes to our value creation strategy, where we indicated that we were moving away from the financial trust model where the focus had been on maximizing distributions, to an operated oil and gas company focused on reinvesting up to 50 percent of cash flow through the drill bit to create value for our shareholders.
In addition to adopting a sustainable business model where distributions plus capital expenditures are equal to cash flow, we are focused on acquiring and developing operated resource plays that are predictable, repeatable and scalable in the Western Canadian Sedimentary Basin (WCSB).

PENGROWTH	VALUE CREATION STRATEGY

CORPORATE STRUCTURE — “A DIVIDEND PAYING CORPORATION BY JANUARY 2011”
The uncertainty of Pengrowth’s corporate structure post-2011 was also addressed in our strategy platform. Pengrowth currently anticipates converting to a dividend paying corporation on or about January 1, 2011. With the steps taken in late 2009, (decreased distributions, equity offering, improved financial flexibility), alongside our continued availability of approximately $2.9 billion worth of tax pools, we expect our conversion to a corporate entity to occur with little or no impact to our ability to distribute the same level of cash to our shareholders.
OPPORTUNITIES
We are encouraged by Pengrowth’s current and demonstrated ability to generate value through the drill bit. Our Carson Creek project not only demonstrates superior economic returns but clearly demonstrates our capabilities in horizontal multi-stage fracturing in carbonate reservoirs.
On a go forward basis, we have identified a plethora of opportunities in both the near and long term that exist within our current asset base. We had over $500 million worth of projects which were considered for funding for our 2010 budget. Each of the projects selected ensured positive economics at prices as low as U.S. $60 per bbl West Texas Intermediate (WTI) oil prices, and Cdn $3 per mcf AECO natural gas price.
Longer term, Pengrowth has several opportunities that hold significant potential. Our 113 net sections of undeveloped land in the Horn River basin provide Pengrowth with meaningful exposure to Canada’s largest unconventional shale gas play. We also plan to continue to drive forward on the pilot project of our 100 percent operated Steam Assisted Gravity Drainage (SAGD) project at Lindbergh.
Alongside the large inventory of short and long term opportunities, we have identified a medium term project gap that exists. Throughout 2010, you can expect to see our teams actively working to fill this gap with organic projects, such as Carson Creek, as well as executing strategic acquisitions that will supplement this inventory gap. We are encouraged by the quality and quantity of acquisition opportunities available in today’s marketplace and believe this is the perfect point in the acquisition cycle to backfill our medium term inventory gap.
OUTLOOK
The changes undertaken thus far have solidified Pengrowth’s position in the marketplace and we are being viewed with a fresh interest by the investment community.
As we look forward into 2010, you should expect that we will be actively engaged in looking for the appropriate acquisition opportunities to fill our medium term project gap as well as unearthing the unconventional opportunities on our existing lands. We are well positioned to be able to take advantage of acquisition opportunities with $1.2 billion of room available on our bank lines at year end.
While we continue to work to become the leading developer and value creators of unconventional resource plays in western Canada, we will do so while celebrating and recognizing the contributions of our people and our community.
We will continue to execute on our vision to cultivate an empowered working environment where our employees are driven and motivated to create value for our unitholders each and every day.
To our unitholders, and on behalf of the Pengrowth’s team, thank you for your continued trust in our ability to create value and execute on our vision throughout this next step in Pengrowth’s journey. It promises to be an exciting one that I look forward to leading.
Sincerely,
/s/ Derek W. Evans
Derek W. Evans
President and Chief Executive Officer
March 8, 2010

PENGROWTH	VALUE CREATION STRATEGY

Summary of Financial & Operating Results

		Three Months ended December 31			Twelve Months ended December 31
(monetary amounts in thousands, except per unit amounts)		2009	2008	% Change	2009		2008	% Change

STATEMENT OF INCOME
Oil and gas sales		$359,296	$392,158	(8)	$1,343,167		$1,919,049	(30)
Net income		$50,523	$148,688	(66)	$84,853		$395,850	(79)
Net income per trust unit		$0.18	$0.58	(69)	$0.32		$1.58	(80)

CASH FLOW
Cash flow from operating activities		$149,933	$154,807	(3)	$551,350		$912,516	(40)
Cash flow from operating activities per trust unit		$0.53	$0.61	(13)	$2.09		$3.65	(43)

Distributions declared		$60,880	$144,663	(58)	$287,853		$651,015	(56)
Distributions declared per trust unit		$0.21	$0.565	(63)	$1.08		$2.590	(58)

Ratio of distributions declared over cash flow from operating activities		41%	93%		52%		71%

Capital expenditures		$46,215	$125,876	(63)	$207,451		$401,928	(48)
Capital expenditures per trust unit		$0.16	$0.49	(67)	$0.79		$1.61	(51)
Weighted average number of trust units outstanding (000’s)		282,298	255,473	11	264,121		250,182	6

BALANCE SHEET
Working capital deficiency					$(217,007	) (1)	$(70,159)	209
Property, plant and equipment					$3,789,369		$4,251,381	(11)
Long term debt					$907,599		$1,524,503	(40)
Trust unitholders’ equity					$2,795,201		$2,663,805	5
Trust unitholders’ equity per trust unit					$9.64		$10.40	(7)

Currency (U.S.$/Cdn$) (closing rate at period end)					0.9515		0.8210

Number of trust units outstanding at period end (000’s)					289,835		256,076	13

AVERAGE DAILY PRODUCTION
Crude oil (bbls)		21,948	24,236	(9)	22,841		24,416	(6)
Heavy oil (bbls)		7,235	8,217	(12)	7,551		8,122	(7)
Natural gas (mcf)		232,682	241,709	(4)	237,217		240,825	(1)
Natural gas liquids (bbls)		9,564	10,634	(10)	9,590		9,315	3
Total production (boe)		77,529	83,373	(7)	79,518		81,991	(3)

TOTAL PRODUCTION (mboe)		7,133	7,670	(7)	29,024		30,009	(3)

PRODUCTION PROFILE
Crude oil		28%	29%		29%		30%
Heavy oil		9%	10%		9%		10%
Natural gas		50%	48%		50%		49%
Natural gas liquids		13%	13%		12%		11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)		$75.79	$65.87	15	$72.36		$77.78	(7)
Heavy oil (per bbl)		$62.16	$42.20	47	$52.72		$75.77	(30)
Natural gas (per mcf)		$5.45	$7.40	(26)	$5.14		$8.19	(37)
Natural gas liquids (per bbl)		$54.52	$43.87	24	$42.12		$70.67	(40)
Average realized price per boe		$50.35	$50.34	0	$46.19		$62.76	(26)

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)					112,249		121,289	(7)
Heavy oil (mbbls)					27,724		27,728	0
Natural gas (bcf)					757		852	(11)
Natural gas liquids (mbbls)					29,587		32,442	(9)
Total oil equivalent (mboe)					295,734		323,463	(9)

SUMMARY OF TRUST UNIT TRADING
NYSE — PGH ($U.S.)
	High	$10.52	$15.00		$10.54		$21.90
	Low	$8.81	$6.84		$4.51		$6.84
	Close	$9.63	$7.62		$9.63		$7.62
TSX — PGF.UN ($Cdn)
	High	$11.39	$15.98		$12.33		$21.56
	Low	$9.40	$8.55		$5.84		$8.55
	Close	$10.15	$9.35		$10.15		$9.35

(1)	Includes $157.5 million current portion of long term debt.
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Management’s Discussion & Analysis
The following Management’s Discussion and Analysis (MD&A) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2009 of Pengrowth Energy Trust and is based on information available to March 8, 2010.
Frequently Recurring Terms
For the purposes of this MD&A, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “mwh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Advisory Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2010 production, the proportion of 2010 production of each product type, production additions from Pengrowth’s 2010 development program, royalty obligations, 2010 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, the portion of our future distributions anticipated to be taxable, the potential impact of the SIFT tax (as defined herein) on Pengrowth and our unitholders, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax, our currently anticipated conversion to a dividend paying entity which will be taxable as a corporation for Canadian federal income tax purposes, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities and our proposed conversion to a dividend paying corporation. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.
Critical Accounting Estimates
The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.
The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs or oil and gas prices may have a material affect on the results of the ceiling test calculation. In the event an impairment charge is warranted, it would be written off through net income in the period. The prices used in the ceiling test are disclosed in Note 6 to the annual consolidated financial statements. While the reserves and estimated future prices have changed over the past two years, the results of the ceiling tests have indicated a significant surplus over net book value. Please refer to the oil and gas disclosures in the AIF filed each year for detailed disclosure of reserves and future net revenue.
The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s trust unit price and the premium an arm’s length party would pay to acquire all of the outstanding trust units. Under Canadian GAAP, goodwill is assessed for impairment in a two step process. In the first step, the total net assets are compared to Pengrowth’s total market capitalization and any control premium that may be considered reasonable. If the total market capitalization is greater than the total net assets, goodwill is determined not to be impaired and no further assessment is required. A significant change in the market price of Pengrowth’s trust units or the necessary control premium may have a material impact on the assessment of goodwill which may require quantification under Step 2. Pengrowth has never been required to quantify any impairment under Step 2. A sustained period of a low trust unit price could cause Pengrowth to quantify any impairment under Step 2, which may result in a material write-down.
In the second step of the impairment assessment of goodwill, the total market capitalization plus an estimate of a premium to obtain control of Pengrowth is compared to the fair value of Pengrowth’s net assets. The fair values of assets except property, plant and equipment would be determined in accordance with the policies disclosed in Note 20 to the financial statements. The fair value of property, plant and equipment would be determined based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs or oil and gas prices may have a material affect on the results of the quantification of any potential impairment.
Non-GAAP Financial Measures
This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flow.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity. Management believes that targeting prudent ratios of these measures are reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required over the debt covenants.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, management would consider steps to improve the ratio while considering our debt financial covenant limits.
Non-GAAP Operational Measures
The reserves and production in this MD&A refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.
When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.
Currency
All amounts are stated in Canadian dollars unless otherwise specified.

OVERVIEW

	Three months ended			Twelve months ended
	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Production (boe/d)	77,529	78,135	83,373	79,518	81,991
Net capital expenditures ($000’s)	46,215	44,047	125,876	207,451	401,928
Netback ($/boe)	26.63	24.72	26.23	25.38	34.78
Cash flows from operating activities ($000’s)	149,933	162,915	154,807	551,350	912,516
Net income ($000’s)	50,523	78,290	148,688	84,853	395,850
Included in net income:
Realized gain (loss) on commodity risk management ($000’s)	27,855	43,406	21,021	171,147	(194,342)
Unrealized gain (loss) on commodity risk management ($000’s)	(40,101)	(5,609)	292,249	(173,726)	249,899
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000’s)	17,660	89,960	(127,207)	148,295	(172,626)

Pengrowth generated cash flow from operating activities of $551.3 million for the full year of 2009. Lower commodity prices and lower production in the current year are the major contributors to a 40 percent decrease in operating cash flow and a 27 percent decrease in the operating netback comparing 2009 to 2008. Fourth quarter cash flow from operating activities was $149.9 million, an eight percent decrease from the third quarter of 2009 and three percent decrease from the fourth quarter of 2008. Contributing to the decrease were lower production volumes and unfavorable changes in non-cash operating working capital.
Lower commodity prices in the current year have necessitated a lower level of capital spending when comparing the fourth quarter and the full year of 2009 to the same periods of 2008. Pengrowth has spent approximately 48 percent less capital in the current year compared to 2008, as a response to the lower commodity prices. To the extent possible, capital spending was allocated to those projects that created the greatest economic value.
In the fourth quarter of 2009, Pengrowth recorded net income of $50.5 million compared to $78.3 million and $148.7 million in the third quarter of 2009 and fourth quarter of 2008, respectively. Included in net income are unrealized losses on mark-to-market commodity risk management contracts which result from the change in fair value of the contracts between periods. In the fourth quarter of 2009, an unrealized loss on commodity risk management contracts of $40.1 million before taxes ($29.2 million after tax) was recorded compared to an unrealized loss of $5.6 million before tax ($4.0 million after tax) in the third quarter of 2009 and an unrealized gain of $292.2 million before tax ($207.2 million after tax) in the fourth quarter of 2008. While the strengthening of the Canadian dollar relative to the U.S. dollar during the current quarter had a negative impact on cash flow as lower revenue was received, the stronger dollar resulted in unrealized foreign exchange gains on foreign denominated debt of $17.7 million before tax ($15.4 million after tax) in the fourth quarter of 2009 compared to a gain of $90.0 million before tax ($78.5 million after tax) in the third quarter of 2009 and a loss of $127.2 million before tax ($117.4 million after tax) for the fourth quarter of 2008. For the full year of 2009, net income was approximately $84.9 million; a decrease of 79 percent compared to 2008. This decrease is primarily due to lower price driven revenue, and increased unrealized commodity risk management losses in the current year, partly offset by higher unrealized foreign exchange gains.
The commodity risk management activities, which are utilized to provide a level of stability to the Trust’s cash flow from operating activities, has from time to time resulted in the Trust realizing higher commodity prices than those prevailing in the market. Realized commodity risk management gains totalled $27.9 million in the fourth quarter and $171.1 million for the full year 2009. These gains have offset a portion of the Trust’s exposure to reduced commodity prices, particularly natural gas.
RESULTS OF OPERATIONS
This MD&A contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production decreased approximately one percent in the fourth quarter of 2009 compared to the third quarter of 2009. Fourth quarter production volumes were impacted by cold weather related operational issues and property divestments that were offset by the return to operations of Sable Offshore Energy Project (SOEP) after lengthy third quarter maintenance downtime. In comparison to the fourth quarter of 2008, average daily production decreased seven percent mainly as a result of lower capital reinvestment, natural decline operational issues at SOEP, and property dispositions. Daily production for 2009 decreased three percent compared to 2008 mainly due to the previously mentioned operational issues at SOEP, weather related issues experienced early in 2009 and natural decline, partly offset by additional volumes from capital development, minor property acquisitions in the first quarter and prior period volume additions booked in 2009 that related to prior year acquisitions.
At this time, Pengrowth’s 2010 capital program is forecast to deliver average daily production volumes between 74,000 and 76,000 boe per day and remain balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. This estimate excludes the impact from any potential future acquisitions and dispositions. The 2010 capital spending is anticipated to be $285 million before drilling credits and is designed to replace a portion of production while retaining cash flow for production additions through acquisitions.
Daily Production

	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
	2009	total	2009	total	2008	total	2009	total	2008	total

Light crude oil (bbls)	21,948	28	22,930	29	24,236	29	22,841	29	24,416	30
Heavy oil (bbls)	7,235	9	7,480	10	8,217	10	7,551	9	8,122	10
Natural gas (mcf)	232,682	50	232,444	50	241,709	48	237,217	50	240,825	49
Natural gas liquids (bbls)	9,564	13	8,984	11	10,634	13	9,590	12	9,315	11

Total boe per day	77,529		78,135		83,373		79,518		81,991

Light crude oil production volumes decreased approximately four percent in the fourth quarter of 2009 compared to the third quarter of 2009 due to cold weather related operational issues at several western Canadian properties, property dispositions and natural declines. Production volumes decreased approximately nine percent comparing the fourth quarter of 2009 to the fourth quarter of 2008 and approximately seven percent for the full year of 2009 compared to the same time period of 2008. Fourth quarter decreases are the result of lower capital spending in 2009 and natural decline from new well production in the fourth quarter of 2008. The year to date decreases are primarily attributable to weather related operational issues in the fourth quarter, second quarter turnaround work at Nipisi, first quarter operational issues at Judy Creek and natural declines which were partially offset by ongoing development work at Carson Creek.
Heavy oil production decreased approximately three percent compared to the third quarter of 2009. The decrease in the fourth quarter was primarily due to lower than expected performance from recompletions at Cactus Lake and natural decline. The decreases in production comparing the fourth quarter of 2009 and the full year of 2009 to the same periods of 2008 were approximately twelve percent and seven percent, respectively. The decreases are primarily attributable to maintenance activities at Tangleflags and Jenner, and natural declines partially offset by strong performance from the East Bodo polymer flood pilot and well optimizations completed in Plover Lake.
Natural gas production was essentially unchanged in the fourth quarter compared to the third quarter of 2009. Volume increases in the fourth quarter are attributable to the return of SOEP production after the third quarter maintenance shutdown and successes from the Carson Creek development program. Offsetting the volume increases were cold weather related operational issues, lower sales at Judy Creek due to higher volumes being used for miscible flood demand, property dispositions completed late in the fourth quarter and natural decline. Production volumes decreased approximately four percent comparing the fourth quarter of 2009 to the same period of 2008 and approximately two percent on a year-over-year basis. These decreases are a result of planned and unplanned maintenance shutdowns at SOEP and property dispositions partly offset by prior period volume corrections, additional volumes from the gas development program at Carson Creek, and volumes from acquisitions late in 2008 and early in 2009.
NGL production increased approximately seven percent in the fourth quarter of 2009 compared to the third quarter of 2009 primarily due to additional volumes from the development program at Carson Creek. Fourth quarter 2009 production decreased approximately ten percent compared to fourth quarter 2008 and increased three percent on the full year-over-year basis. These decreases are attributable to four condensate lifts at SOEP in 2009 (one in the fourth quarter) compared to six lifts in 2008 (two in the fourth quarter), lower sales volumes from Judy Creek due to higher miscible flood demand in the fourth quarter of 2009 and natural decline, partially offset by the development of new wells at Carson Creek and prior period ethane recoveries at Harmattan.

Capital Expenditures

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Drilling, completions and facilities	40.2	30.8	82.6	146.2	276.5
Drilling Royalty Credits	(5.1)	(4.2)	—	(9.3)	—

Net drilling, completions and facilities	35.1	26.6	82.6	136.9	276.5

Seismic acquisitions(1)	0.2	—	0.5	4.5	7.6
Maintenance capital	8.8	13.3	26.2	48.5	57.5
Land purchases(2)	0.5	0.2	2.3	2.9	26.7

Net development capital	44.6	40.1	111.6	192.8	368.3
Lindbergh Project	0.3	1.8	10.4	9.4	20.0

Development capital	44.9	41.9	122.0	202.2	388.3
Other capital	1.3	2.1	3.8	5.2	13.6

Total net capital expenditures	46.2	44.0	125.8	207.4	401.9

Business acquisitions	—	—	0.2	—	90.4
Property acquisitions	25.3	(0.1)	0.2	35.7	35.9
Proceeds on property dispositions	(34.2)	0.4	(20.4)	(41.9)	(17.4)

Net capital expenditures and acquisitions	37.3	44.3	105.8	201.2	510.8

(1) Seismic acquisitions are net of seismic sales revenue.

(2) Prior period restated to conform to presentation in the current period.
For the full year of 2009, Pengrowth spent $202.2 million on development and optimization activities net of Drilling Royalty Credits (DRC) of $9.3 million.
The following table shows net development capital expenditures by property classification for the year ended December 31, 2009.

	Drilling, Completions,			Seismic
($ millions)	Facilities	Drilling Credits	Maintenance	Acquisitions	Total

Conventional Gas Properties	56.2	(6.6)	8.9	2.3	60.8
Light Oil Properties	36.5	(0.7)	26.2	2.0	64.0
Shallow/Unconventional Gas	29.6	(1.5)	3.6	0.1	31.8
Heavy Oil Properties	14.3	(0.5)	4.0	0.1	17.9
SOEP	9.6	—	5.8	—	15.4
Lindbergh					9.4
Land					2.9

Development Capital	146.2	(9.3)	48.5	4.5	202.2

In addition to development activities, $9.4 million was spent on the Lindbergh project and $5.2 million was spent on corporate items.
Pengrowth currently anticipates the 2010 capital program to be $285 million before drilling credits and focuses on balancing opportunities between delivering results from its existing asset base and the acquisition of assets in existing and new core areas. The 2010 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Capital amounts may fluctuate and may be reallocated between natural gas and oil opportunities in response to fluctuations of commodity prices. Pengrowth will continue to monitor and adjust capital investment ensuring that it optimizes value and continues to live within its cash flow.
Reserves
During 2009, Pengrowth’s development and optimization activities resulted in the addition of 11.3 mmboe of Proved Reserves and 2.6 mmboe of Total Proved Plus Probable Reserves including revisions. Negative revisions were made that amounted to 3.3 mmboe in Total Proved and 9.7 mmboe in Total Proved plus Probable reserves, partially offset by positive revisions of 7.5 mmboe in Total Proved and 3.5 mmboe in Total Proved Plus Probable reserves. These relate to reserves attributed to high cost natural gas properties where development of these assets was unlikely given the shifting corporate strategy and the outlook for natural gas prices.
Pengrowth reported year-end proved reserves of 216.6 mmboe and proved plus probable reserves of 295.7 mmboe for 2009 compared to 235.2 mmboe and 323.5 mmboe, respectively at year end 2008. Further details of Pengrowth’s 2009 year-end reserves are provided in the AIF which is filed on SEDAR or the 40F filed on Edgar.

Acquisitions and Dispositions
In the fourth quarter of 2009, Pengrowth completed the acquisitions of an additional interest in the House Mountain unit and in the Horn River basin for approximately $13.5 million and $11.0 million, respectively, net of adjustments. Pengrowth also completed the disposition of non-core properties mainly in the Niton area of Alberta for net proceeds of $33.9 million.
In the first and second quarters of 2009, Pengrowth completed two acquisitions in the Carson Creek area for approximately $8.9 million and $1.8 million net of adjustments, respectively.
During the first quarter of 2009, Pengrowth completed the disposition of non-core properties in the Dawson area in British Columbia. Proceeds of the disposition were approximately $6.4 million net of adjustments.
Pricing and Commodity Risk Management
Pengrowth’s commodity price realizations are influenced by the benchmark prices. During 2009 realized gains from commodity risk management activities have partially offset the effects of lower commodity prices, whereas in 2008 realized losses reduced the net realized prices.
As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash flow.
As of December 31, 2009, the following commodity risk management contracts were in place:
Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Jan 1, 2010 - Dec 31, 2010	12,500	WTI (1)	$82.09	Cdn
Jan 1, 2011 - Dec 31, 2011	500	WTI (1)	$82.44	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:

	Volume	Reference
Remaining term	(mmbtu/d)	Point	Price per mmbtu

Financial:
Jan 1, 2010 - Dec 31, 2010	97,151	AECO	$6.10	Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	Chicago MI (1)	$6.78	Cdn
Jan 1, 2011 - Dec 31, 2011	33,174	AECO	$5.77	Cdn
Jan 1, 2011 - Dec 31, 2011	5,000	Chicago MI (1)	$6.78	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Power:

	Volume	Reference
Remaining term	(mwh)	Point	Price per mwh

Financial:
Jan 1, 2010 - Dec 31, 2010	20	AESO	$47.66	Cdn

Based on our preliminary 2010 production estimates, the above contracts represent approximately 34 percent of total liquids volumes at average realizations of $82.09 per bbl (2009 – 43 percent of full year volumes at $86.34 per bbl) and 45 percent of natural gas volumes at $6.13 per mmbtu (2009 – 32 percent of full year volumes at $8.00 per mmbtu). The power contract represents approximately 20 percent of our estimated 2010 consumption.
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $4.7 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $12.8 million pre-tax change in the value of the natural gas contracts. Similarly, each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at December 31, 2009, future revenue and cash flow would decrease by $9.0 million based on the estimated fair value of the risk management liability at year end. The $9.0 million net liability is composed of a net liability of $2.7 million relating to contracts expiring in 2010 and a liability of $6.3 million relating to contracts expiring in 2011. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.
Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Light crude oil (per bbl)	74.37	69.28	60.76	63.94	98.20
after realized commodity risk management	75.79	74.40	65.87	72.36	77.78
Heavy oil (per bbl)	62.16	59.21	42.20	52.72	75.77
Natural gas (per mcf)	4.28	2.82	6.97	3.97	8.32
after realized commodity risk management	5.45	4.34	7.40	5.14	8.19
Natural gas liquids (per bbl)	54.52	41.86	43.87	42.12	70.67

Total per boe	46.44	39.18	47.60	40.29	69.24
after realized commodity risk management	50.35	45.22	50.34	46.19	62.76
Other production income	0.02	0.03	0.78	0.08	1.19

Total oil and gas sales per boe	50.37	45.25	51.12	46.27	63.95

Benchmark prices
WTI oil (U.S.$ per bbl)	76.19	68.30	58.73	61.80	99.65
AECO spot gas (Cdn$ per mmbtu)	4.23	3.03	6.78	4.14	8.12
NYMEX gas (U.S.$ per mmbtu)	4.17	3.39	6.94	3.99	9.04
Currency (U.S.$/Cdn$)	0.95	0.91	0.83	0.88	0.94

Lower commodity prices during the full year of 2009 compared to the same period of 2008 had the most significant impact on earnings and operating cash flow.
Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
Realized	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Light crude oil ($ millions)	2.9	10.8	11.4	70.2	(182.5)
Light crude oil ($ per bbl)	1.42	5.12	5.11	8.42	(20.42)

Natural gas ($ millions)	25.0	32.6	9.6	101.0	(11.8)
Natural gas ($ per mcf)	1.17	1.52	0.43	1.17	(0.13)

Combined ($ millions)	27.9	43.4	21.0	171.1	(194.3)
Combined ($ per boe)	3.91	6.04	2.74	5.90	(6.48)

Unrealized
Total unrealized risk management assets (liabilities)
at period end ($ millions)	(9.0)	31.1	164.7	(9.0)	164.7
Less: Unrealized risk management assets (liabilities)
at beginning of period ($ millions)	31.1	36.7	(127.6)	164.7	(85.2)

Unrealized (loss) gain on risk management contracts	(40.1)	(5.6)	292.3	(173.7)	249.9

Commodity risk management activities have reduced the volatility in cash flow in 2009 and 2008, with 2009 having a positive impact and 2008 having a negative impact. Approximately 31 percent of cash flow from operations for the year ended December 31, 2009, resulted from realized commodity risk management gains.
Throughout 2009 oil prices increased while natural gas prices declined through the first three quarters, increasing in the fourth quarter. However, both commodity prices remained lower than average prices established in the commodity risk management contracts resulting in realized commodity risk management gains. These gains are included in oil and gas sales in the income statement.
As the commodity risk management contracts settle, the effect on cash flow will vary due to timing, prices and the volume under contract. For example, the commodity risk management gains positively impacted cash flow in the fourth quarter of 2009 by $27.9 million, the fourth quarter of 2008 by $21.0 million and the full year of 2009 by $171.1 million, while the full year of 2008 experienced losses of $194.3 million, which negatively impacted cash flow.
Oil and Gas Sales – Contribution Analysis
The following table includes revenue from the sale of oil and natural gas and the impact of realized commodity risk management activity.

($ millions)	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
Sales Revenue	2009	total	2009	total	2008	total	2009	total	2008	total

Light crude oil	153.0	43	157.0	48	146.9	37	603.2	45	695.1	36
Natural gas	116.8	33	92.7	28	164.5	42	444.8	33	722.1	38
Natural gas liquids	47.9	13	34.6	11	42.9	11	147.4	11	240.9	12
Heavy oil	41.4	11	40.7	13	31.9	8	145.3	11	225.3	12
Brokered sales/sulphur	0.2	—	0.3	—	5.9	2	2.5	—	35.6	2

Total oil and gas sales	359.3		325.3		392.1		1,343.2		1,919.0

Oil and Gas Sales – Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, on a year-over-year basis.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total

Year ended Dec 31, 2008	695.1	722.1	240.9	225.3	35.6	1,919.0
Effect of change in product prices	(285.7)	(377.2)	(99.9)	(63.5)	—	(826.3)
Effect of change in sales volumes	(58.8)	(13.0)	6.4	(16.5)	—	(81.9)
Effect of change in realized commodity risk management activities	252.7	112.8	—	—	—	365.5
Other	(0.1)	0.1	—	—	(33.1)	(33.1)

Year ended Dec 31, 2009	603.2	444.8	147.4	145.3	2.5	1,343.2

(1) Primarily sulphur sales
Processing and Other Income

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Processing & other income	2.5	3.4	2.3	15.5	15.5
$ per boe	0.35	0.48	0.31	0.54	0.52

Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing. Income is lower in the fourth quarter 2009 compared to the third quarter of 2009 primarily a result of the timing of booking road use fees.
This income primarily represents the partial recovery of operating expenses reported separately.
Royalty Expense

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Royalty expense	71.0	49.7	80.7	207.6	434.0
$ per boe	9.95	6.91	10.51	7.15	14.46

Royalties as a percent of sales	19.7%	15.3%	20.6%	15.5%	22.6%
Royalties as a percent of sales excluding realized risk management contracts	21.4%	17.6%	21.7%	17.7%	20.5%

Royalties include Crown, freehold and overriding royalties as well as mineral taxes. Royalty payments are based on revenue prior to commodity risk management activities. Gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales. The increase in the royalty rate in the fourth quarter 2009 compared to the third quarter is a result of higher gas commodity prices excluding the effects of risk management contracts. Offsetting the unfavorable impact of price on royalties was a favorable prior period royalty adjustment of $2.4 million at the Harmattan property. The lower royalty rate in the current period comparing fourth quarter and the full year of 2009 to the same time periods of 2008 is reflective of lower commodity prices and the implementation of The New Royalty Framework in Alberta which became effective January 1, 2009.
Royalty expense for 2010 is forecasted to be approximately 21 percent of Pengrowth’s sales excluding the impact of risk management contracts.
Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Operating expenses	92.4	92.8	104.1	381.2	418.5
$ per boe	12.95	12.91	13.57	13.13	13.95

Operating expenses remained relatively unchanged in the fourth quarter of 2009 compared to the third quarter of 2009. Increased subsurface activity at Goose River, Carson Creek and Jenner was offset by decreased utility expenses and prior period accounting adjustments related to overhead recoveries on producing properties. Fourth quarter 2009 operating expenses decreased $11.7 million compared to the fourth quarter of 2008, mainly a result of a 47 percent decrease in power prices, but also due to lower subsurface maintenance and the deferral of planned maintenance projects in the current quarter. Operating expenses for 2009 compared to 2008 decreased by $37.3 million, mainly attributable to a 42 percent decrease in power prices. Also contributing to the reduction in operating costs was the absence of turnaround expenses at Olds, reduced surface and subsurface maintenance activities due to the deferral of projects in the current period and prior period accounting adjustments related to overhead recoveries, partly offset by maintenance expenses related to a SOEP turnaround.
Operating costs are anticipated to be $395 million for the full year of 2010; however per boe operating costs are estimated to increase to $14.40 per boe. The expected increase in per boe operating costs is primarily attributed to lower production in 2010.
Net Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Net operating expenses	89.9	89.4	101.8	365.7	403.0
$ per boe	12.59	12.43	13.27	12.59	13.43

Included in the table above are operating expenses net of processing and other income.
Transportation Costs

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Light oil transportation	1.2	1.6	0.4	4.7	3.4
$ per bbl	0.58	0.78	0.19	0.56	0.38
Natural gas transportation	2.9	2.2	2.3	8.8	9.1
$ per mcf	0.14	0.10	0.10	0.10	0.10

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs once the product enters a feeder or main pipeline. The increase in light oil transportation in the third and fourth quarters of 2009 and for the full year of 2009 compared to 2008 is related to higher clean oil trucking costs. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 80 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Purchased and capitalized	4.9	1.7	5.4	13.3	21.0
Amortization	4.4	4.8	5.9	20.0	25.9

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of injectants purchased are amortized over a 24 month period. As of December 31, 2009, the balance of unamortized injectant costs was $15.7 million.
The amount of injectants purchased and capitalized in the fourth quarter 2009 was higher than the third quarter of 2009. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses. The total volume injected and the cost of the injectants was lower in 2009 compared to 2008.
Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.
Pengrowth recorded an average operating netback of $26.63 per boe in the fourth quarter of 2009 compared to $24.72 per boe in the third quarter of 2009 and $26.23 per boe for the fourth quarter of 2008. The increase in the netback in the fourth quarter of 2009 compared to the third quarter of 2009 is primarily attributable to higher combined commodity prices. The decrease in operating netback comparing the full year of 2009 with the full year of 2008 was primarily a result of lower combined commodity price realizations partly offset by lower royalty expenses and operating costs.
The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Oil & gas sales	50.37	45.25	51.12	46.27	63.95
Processing and other income	0.35	0.48	0.31	0.54	0.52
Royalties	(9.95)	(6.91)	(10.51)	(7.15)	(14.46)
Operating expenses	(12.95)	(12.91)	(13.57)	(13.13)	(13.95)
Transportation costs	(0.57)	(0.52)	(0.35)	(0.46)	(0.42)
Amortization of injectants	(0.62)	(0.67)	(0.77)	(0.69)	(0.86)

Operating netback	26.63	24.72	26.23	25.38	34.78

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Sales price (after commodity risk management)	75.79	74.40	65.87	72.36	77.78
Other production income	0.23	0.43	(0.02)	0.32	0.19

Oil & gas sales	76.02	74.83	65.85	72.68	77.97
Processing and other income	0.46	0.34	0.06	0.71	0.62
Royalties(1)	(17.35)	(15.94)	(14.02)	(13.65)	(16.73)
Operating expenses(2)	(17.36)	(15.76)	(21.47)	(16.28)	(17.03)
Transportation costs	(0.58)	(0.78)	(0.19)	(0.56)	(0.38)
Amortization of injectants	(2.19)	(2.29)	(2.64)	(2.40)	(2.90)

Operating netback	39.00	40.40	27.59	40.50	41.55

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Oil & gas sales	62.16	59.21	42.20	52.72	75.77
Processing and other income	(0.84)	1.05	0.29	0.53	0.32
Royalties(1) (3)	(12.81)	(6.74)	(1.95)	(8.91)	(10.54)
Operating expenses(1) (2)	(12.31)	(14.18)	(18.85)	(14.35)	(14.02)

Operating netback	36.20	39.34	21.69	29.99	51.53

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Sales price (after commodity risk management)	5.45	4.34	7.40	5.14	8.19
Other production income	(0.01)	(0.03)	0.27	—	0.39

Oil & gas sales	5.44	4.31	7.67	5.14	8.58
Processing and other income	0.10	0.09	0.09	0.09	0.10
Royalties(1) (4)	(0.58)	(0.12)	(1.62)	(0.31)	(1.88)
Operating expenses(2)	(1.83)	(1.87)	(1.37)	(1.89)	(2.02)
Transportation costs	(0.14)	(0.10)	(0.10)	(0.10)	(0.10)

Operating netback	2.99	2.31	4.67	2.93	4.68

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Oil & gas sales	54.52	41.87	43.87	42.12	70.67
Royalties(1)	(17.06)	(10.70)	(12.27)	(12.08)	(25.74)
Operating expenses(2)	(11.34)	(11.91)	(11.71)	(11.99)	(13.58)

Operating netback	26.12	19.26	19.89	18.05	31.35

(1)	Royalty expense in 2009 are lower compared to 2008, a result of lower commodity prices and the implementation of The Alberta Royalty Framework on January 1, 2009.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Heavy oil royalties in the fourth quarter includes an unfavorable crown royalty adjustment at Tangleflags.

(4)	Gas royalties in the fourth quarter increased due to volumes at SOEP being back on production which has a higher associated royalty rate.
Interest Expense

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Interest Expense	18.3	19.4	22.6	80.3	76.3

At December 31, 2009, Pengrowth had $1,151.5 million of debt outstanding composed of $907.6 million in long term debt, $74.8 million in convertible debentures, $157.5 million in current portion of long term debt and $11.6 million of bank indebtedness. Of this, approximately 94 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining 6 percent subject to floating rates. As part of Pengrowth’s overall risk management strategy, the majority of the fixed rate debt is denominated in U.S. dollars and incurs interest in U.S. dollars and is therefore subject to fluctuations in the U.S. dollar exchange rates.

General and Administrative Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Cash G&A expense	14.7	11.2	13.7	54.1	48.9
$ per boe	2.06	1.56	1.79	1.86	1.63
Non-cash G&A expense	(0.6)	2.5	3.5	8.1	10.0
$ per boe	(0.08)	0.35	0.45	0.28	0.33

Total G&A	14.1	13.7	17.2	62.2	58.9
$ per boe	1.98	1.91	2.24	2.14	1.96

The cash component of general and administrative (G&A) expenses increased $3.5 million in the fourth quarter of 2009 compared to the third quarter of 2009. This increase is primarily due to higher tax consulting fees related to preparation of final partnership returns for U.S. investors, final reimbursement of expenses incurred by the Manager pursuant to the expired management agreement, and fees related to the annual reserve evaluation. For the full year of 2009, cash G&A increased $5.2 million compared to 2008. This increase is primarily due to reimbursement of expenses incurred by the Manager, additional expenses related to corporate development activities and additional fees for tax consulting incurred in the current year.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units (DEU). These compensation programs are expensed over the applicable vesting period of two or three years. The decrease comparing the full year of 2009 to 2008 is primarily due to applying a lower performance multiplier to the 2007 DEU grant based on actual performance.
The G&A expenses are expected to be flat or slightly lower in 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.
Management Fees

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Management Fee	—	—	(2.0)	2.8	7.0
$ per boe	—	—	(0.26)	0.10	0.23

The management agreement expired on June 30, 2009.
Management fees were $2.8 million for the full year of 2009 or $0.10 per boe.
Related Party Transactions
The management agreement with Pengrowth Management Limited (the “Manager”) expired on June 30, 2009. The Manager provided certain services pursuant to the management agreement. In 2009 Pengrowth was charged $2.8 million for management fees (2008 – $6.9 million). In addition, Pengrowth was charged $2.1 million (2008 – $1.1 million) for reimbursement of general and administrative expenses incurred by the Manager. Amounts charged by the Manager were pursuant to a management agreement approved by the unitholders. The law firm controlled by the former Corporate Secretary of the Corporation charged $0.8 million in 2009 (2008 – $1.0 million) for legal and advisory services provided to Pengrowth. The fees charged by this law firm have been recorded at the exchange amount which management believes approximates the fair value. Amounts receivable or payable from or to the related parties are unsecured, non-interest bearing and have no set terms of repayment. During 2009, the former Corporate Secretary was granted 44,304 trust unit rights and 8,861 DEUs (2008 – 23,670 trust unit rights and 3,945 DEUs).
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 20 percent of the outstanding common shares.
Other Expenses
Included in other expenses for the full year of 2009 is $2.9 million for a settlement with the former CEO and $3.7 million to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s (“Monterey”) net loss (2008 – $1.4 million pre-tax income), a company which Pengrowth owns approximately 20 percent of the outstanding common shares (2008 – 24 percent).
On February 19, 2010, Monterey issued additional equity in a public offering, in which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million. Pengrowth continues to own approximately 20 percent of the outstanding common shares after this purchase.

Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate (the “SIFT tax”). These distributions will be treated as dividends to the trust unitholders.
Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for 2010. As of December 31, 2009 Pengrowth may issue an additional $3.9 billion of equity in total for 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on existing tax legislation, the SIFT tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax would reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. Bill C-10, which received Royal Assent on March 12, 2009, contained legislation implementing the conversion rules. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The transition provisions are only available to trusts that convert prior to 2013. Pengrowth can continue to have the benefit of its tax structure through December 31, 2010.
Pengrowth currently anticipates converting to a dividend paying corporation on or before January 1, 2011. Pengrowth has available tax pool balances of approximately $2.9 billion at December 31, 2009, which will be used to reduce any corporate cash taxes otherwise payable.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the year-ended December 31, 2009, Pengrowth recorded a future tax reduction of $143 million. The future income tax reduction includes approximately $99 million related to the taxable income at the trust level where both the income tax and future tax liabilities are currently the responsibility of the unitholder. The current year reduction is also attributable to temporary differences relating to unrealized risk management losses as well as non-taxable unrealized foreign exchange gains. See Note 11 for additional information.

Foreign Currency Gains & Losses
Pengrowth recorded a $149.7 million net foreign exchange gain in 2009, compared to a $189.2 million net foreign exchange loss in 2008. Included in the gain is a $144.5 million unrealized foreign exchange gain related to the translation of the U.S. dollar denominated debt and a $3.8 million unrealized foreign exchange gain for the U.K. Pound Sterling denominated debt using the closing exchange rate at the end of each year. Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. Pound Sterling denominated notes (see Note 9 to the financial statements) by using foreign exchange swaps.
Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange gain was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars.
As some realized commodity prices are derived from U.S. denominate benchmarks a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense. (See Note 15 to the financial statements.)
Depletion, Depreciation and Accretion

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Depletion and depreciation	144.3	147.2	157.6	591.4	609.3
$ per boe	20.23	20.48	20.55	20.38	20.31
Accretion	7.1	7.0	7.3	27.7	28.1
$ per boe	1.00	0.97	0.95	0.95	0.93

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. The decrease in the depletion amount is due to lower production volumes realized in the current quarter.
Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets.
Ceiling Test
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flow expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. The cash flow is estimated using expected future product prices and costs and are discounted using a risk-free interest rate, when required. There was a significant surplus in the Canadian GAAP ceiling test at December 31, 2009 and 2008.

As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves (discounted at ten percent), plus the lower of cost and fair value of unproven properties. The 2009 year end U.S. GAAP ceiling test was based on new rules requiring the after tax future net revenue from proven reserves to be determined using the average commodity price on the first day of each month in 2009. At December 31, 2009, the U.S. GAAP ceiling test did not result in a write-down of capitalized costs. In the prior year, the commodity prices used to determine the after tax future net revenue was based on the price in effect on the date of the ceiling test.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $289 million as at December 31, 2009 (December 31, 2008 – $344 million), based on a total escalated future liability of $2.0 billion (December 31, 2008 – $2.3 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2039 and 2056. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO in 2009 and 2008.
For the year ended December 31, 2009, Pengrowth’s ARO liability decreased $55 million which included a $66.5 million downward revision to the ARO liability (see Note 10 to the audited financial statements for details). The revision was as a result of management’s re-evaluation of cost estimates used to determine the ARO liability and timing of future abandonment, reclamation, and remediation work. This revision was consistent with experience on actual ARO costs achieved in 2009 and a study on economies of scale by an independent environmental consulting firm on large scale remediation and reclamation projects. This information indicated that the cost estimates used in determining the ARO were higher than what were achieved through economies of scale in 2009 and were adjusted based on the information obtained. The timing of future abandonment, reclamation and remediation work was also revised to coincide with the assumption that when possible, Pengrowth would perform large scale ARO projects over specific areas rather than on well by well basis. This resulted in the deferral of several ARO projects into the future as well as cost efficiencies through scale. Management believes that the revisions made to cost estimates and to the timing of certain future ARO projects are more reflective of the company’s strategic approach to managing its abandonment, reclamation and remediation activities. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding entry made to the carrying amount of the related asset.
Remediation Trust Funds and Remediation and Abandonment Expense
During 2009, Pengrowth contributed $8.3 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $34.8 million at December 31, 2009.
Every five years Pengrowth must evaluate the value of the assets in the Judy Creek remediation trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
As a working interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. During 2009, Pengrowth spent $18.0 million on abandonment and reclamation (December 31, 2008 - $32.7 million). Pengrowth expects to spend approximately $20.0 million in 2010 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

Climate Change Programs
In Alberta, climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that are subject to the Alberta climate change regulations. Collectively these facilities have reduced emissions by 17 percent from the base line emissions (2008 data). This reduction is an improvement over current-day requirements. Pengrowth is assessing options for meeting future greenhouse gas emission requirements. However, if the emissions remain at the current levels, Pengrowth would experience additional annual costs of as much as $0.5 million for the acquisition of credits relating to one facility. For further information, see Pengrowth’s AIF. Pengrowth is waiting on additional information from other jurisdictions to assess the impact it will have on its operations.
Goodwill
As at December 31, 2009, Pengrowth recorded goodwill of $660.9 million.
In accordance with GAAP, the goodwill balance must be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2009.
Working Capital
The working capital deficiency increased at December 31, 2009 by $146.8 million compared to December 31, 2008. The change in working capital is primarily attributable to $157.5 million of long term debt reclassified to a current liability as it is now due to be repaid in April 2010 and the change in the fair value of commodity risk management contracts, partly offset by lower accounts payable and distributions payable.
Pengrowth generally operates with a working capital deficiency, as the production revenue relating to one month of distributions payable to unitholders is used for general corporate purposes and to reduce long term debt.

Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Dec 31,	Dec 31,
As at:	2009	2008	Change

Term credit facilities	$60,000	$372,000	$(312,000)
Senior unsecured notes(1)	847,599	1,152,503	(304,904)

Total long term debt	907,599	1,524,503	(616,904)

Working capital deficit	59,461	70,159	(10,698)
Current portion of long term debt	157,546	—	157,546

Working capital deficiency	217,007	70,159	146,848

Total debt excluding convertible debentures	$1,124,606	$1,594,662	$(470,056)

Convertible debentures	74,828	74,915	(87)

Total debt including convertible debentures	$1,199,434	$1,669,577	$(470,143)

	Dec 31,	Dec 31,
Years ended	2009	2008	Change

Net income	$84,853	$395,850	$(310,997)
Add:
Interest expense	$80,274	$76,304	3,970
Future tax reduction	$(142,945)	$(71,925)	(71,020)
Depletion, depreciation, amortization and accretion	$619,032	$637,377	(18,345)
Other non-cash (income) expenses	$44,482	$(26,864)	71,346

EBITDA	$685,696	$1,010,742	$(325,046)

Total debt excluding convertible debentures to EBITDA	1.6	1.6	—
Total debt including convertible debentures to EBITDA	1.7	1.7	—

Total Capitalization excluding convertible debentures(2)	$3,860,346	$4,188,308	$(327,962)
Total Capitalization including convertible debentures	$3,935,174	$4,263,223	$(328,049)

Total debt excluding convertible debentures as a percentage of total capitalization	29.1%	38.1%	(9.0%)
Total debt including convertible debentures as a percentage of total capitalization	30.5%	39.2%	(8.7%)

(1)	Non-current portion of long term debt.

(2)	Total capitalization includes total debt plus Unitholders Equity. (Total debt excludes working capital deficit but includes the current portion of long term debt).
During 2009 total debt excluding convertible debentures decreased $470.1 million. The largest decline was due to the issuance of 28.8 million Trust Units in October 2009. The net proceeds of approximately $285.0 million repaid existing indebtedness under Pengrowth’s credit facilities. Despite this reduction, the total debt excluding convertible debentures to EBITDA ratio at the end of 2009 was unchanged relative to last year as a result of lower EBITDA realizations.

At December 31, 2009 Pengrowth had total available credit of $1.2 billion. The largest source of accessible credit was a $1.2 billion committed term credit facility provided by a syndicate of 11 Canadian and foreign banks. This facility expires on June 15, 2011 and at December 31, 2009 was reduced by drawings of $60 million and outstanding letters of credit of $18 million. Pengrowth also maintains a $50 million demand operating line with one Canadian bank from which $11 million of drawings and $5 million of outstanding letters of credit was drawn.
In 2010, Pengrowth expects to fund distributions declared and capital expenditures with cash flow from operations. The undrawn portion of the credit facility together with long term debt and equity capital markets are expected to provide Pengrowth with the flexibility required to pursue growth and acquisition opportunities as they arise during the year.
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met throughout the year and at December 31, 2009.
The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.
Key financial covenants are summarized below:
1.	Total senior debt must not exceed three times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization;

4.	EBITDA must not be less than four times interest expense.
Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued Pengrowth would have to either repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
Management monitors capital using primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. In the event of a significant acquisition certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or distributions. Details of these measures are included in Note 19 to the consolidated financial statements.
All loan agreements are filed on SEDAR as “Other” or “Material document”.
Pengrowth is continuing to evaluate its re-financing options around the upcoming maturity of U.S. $150 million of senior unsecured notes in April 2010. If Pengrowth elects not to re-finance this note in the private placement debt market it may utilize its revolving credit facility or issue equity as a means to repay the notes.
Pengrowth has implemented an Equity Distribution Program which permitted the distribution of up to 25,000,000 trust units from time to time at prevailing market prices until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). During the third and fourth quarters of 2009, 1,169,900 trust units were issued under the Equity Distribution Program for net proceeds of approximately US$9.9 million on the NYSE. Regulatory approval permitting the distribution under the Equity Distribution Program was allowed to expire in January 2010 and may be reinstated at any time.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date.

For the period ended December 31, 2009, 3.0 million trust units were issued for cash proceeds of $26.3 million under the DRIP compared to 3.7 million trust units for cash proceeds of $59.4 million at December 31, 2008.
At December 31, 2009 Pengrowth had $74.8 million of 6.5 percent convertible unsecured subordinated debentures (the “debentures”) outstanding. The debentures were scheduled to mature on December 31, 2010. However, on December 16, 2009 Pengrowth announced its intention to redeem the debentures on January 15, 2010. The debentures were redeemed for total consideration of $76.8 million including accrued interest to the redemption date. This transaction was funded through incremental borrowing from its credit facilities which are recorded as long term debt.
Pengrowth does not have any off balance sheet financing arrangements.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments. Please see Note 20 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.
Cash Flow and Distributions
The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flow from operating activities:

($ thousands, except per trust unit amounts and ratios)	Three months ended			Twelve months ended
	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2009	Dec 31, 2008

Cash flow from operating activities	149,933	162,915	154,807	551,350	912,516

Net income	50,523	78,290	148,688	84,853	395,850

Distributions declared	60,880	72,235	144,663	287,853	651,015
Distributions declared per trust unit	0.21	0.27	0.57	1.08	2.59

Excess of cash flow from operating activities over distributions declared	89,053	90,680	10,144	263,497	261,501
Per trust unit	0.32	0.35	0.04	1.00	1.05

(Shortfall) Surplus of net income (loss) over distributions declared	(10,357)	6,055	4,025	(203,000)	(255,165)
Per trust unit	(0.04)	0.02	0.02	(0.77)	(1.02)

Ratio of distributions declared over cash flow from operating activities	41%	44%	93%	52%	71%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would expect distributions plus capital expenditures to not exceed cash flow from operating activities. In the event distributions plus capital expenditures exceed cash flow from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period. Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis.
As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference has historically not been sufficient to fund the capital spending required to fully replace production. To fully replace production would require additional capital which would be funded by additional amounts withheld from distributions, equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital. Forecasted capital spending in 2010 of $285 million, before drilling credits, will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not replaced in the future by successful capital programs or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to repay debt, fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 20 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. To maintain its financial flexibility, Pengrowth reduced its monthly distributions three times between March 31, 2008 and December 31, 2009 from $0.225 per trust unit, to $0.17 per trust unit, to $0.10 per trust unit, to $0.07 per trust unit. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.24 per trust unit as cash distributions during the fourth quarter of 2009. Pengrowth declared distributions related to fourth quarter production of $0.21 per trust unit.
Taxability of Distributions
In 2009, 100 percent of Pengrowth’s 2009 distributions and 100 percent of 2010 distributions are anticipated to be taxable to Canadian residents.
Pengrowth amended its U.S. tax entity election to be classified as a corporation for U.S. federal income tax purposes effective July 1, 2009. Distributions paid to U.S. residents for the first six months of 2009 will be treated as partnership distributions for U.S. federal tax purposes and will be treated as dividends starting with the July 15th distribution. Distributions to U.S. residents are currently subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which increases the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income from a partnership. The increase became effective on and after January 1, 2010, which was one of the reasons prompting Pengrowth to change its election on July 1, 2009, and have its distributions taxed as dividends for U.S. investors. As a result the increase does not apply to corporate dividends and the withholding tax will remain at 15 percent on Pengrowth’s distributions. Residents of the U.S. should consult their individual tax advisors on the impact of this change. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

Commitments and Contractual Obligations

($ thousands)	2010	2011	2012	2013	2014	thereafter	Total

Long term debt (1)	157,650	60,000	—	52,550	—	814,404	1,084,604
Interest payments on long term debt (2)	58,080	55,489	55,489	53,573	52,614	149,368	424,613
Convertible debentures (3)(4)	—	79,599	—	—	—	—	79,599
Other (5)	12,935	12,695	12,489	12,359	12,141	35,383	98,002

	228,665	207,783	67,978	118,482	64,755	999,155	1,686,818
Purchase obligations
Pipeline transportation	28,194	26,298	22,510	16,479	14,936	12,344	120,761
CO2 purchases (6)	3,728	3,290	2,972	2,988	3,005	3,885	19,868

	31,922	29,588	25,482	19,467	17,941	16,229	140,629
Remediation trust fund payments	250	250	250	250	250	11,250	12,500

	260,837	237,621	93,710	138,199	82,946	1,026,634	1,839,947

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 9 of the financial statements)

(2)	Interest payments relate to the interest payable on the fixed rate debt. Foreign denominated debt is translated using the year-end exchange rate.

(3)	The convertible debentures were redeemed in January 2010 and repaid with amounts borrowed under the revolving credit facility. The revolving credit facility is currently scheduled to be repaid in 2011, assuming it is not renewed (see Note 9 of the financial statements).

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

Summary of Trust Unit Trading Data

						Value
		High	Low	Close	Volume (000s)	($ millions)
TSX — PGF.UN ($ Cdn)
2009	1st quarter	12.33	5.84	7.10	30,564	252.6
	2nd quarter	9.81	6.71	9.18	26,934	233.8
	3rd quarter	11.33	7.49	11.33	28,766	269.0
	4th quarter	11.39	9.40	10.15	42,483	439.2
	Year	12.33	5.84	10.15	128,747	1,194.6

2008	1st quarter	19.82	14.16	19.67	30,755	557.9
	2nd quarter	21.56	19.17	20.50	28,004	569.7
	3rd quarter	20.55	14.73	15.99	31,735	565.4
	4th quarter	15.98	8.55	9.35	35,035	402.7
	Year	21.56	8.55	9.35	125,529	2,095.7

NYSE — PGH ($ U.S.)
2009	1st quarter	10.11	4.51	5.58	28,538	195.8
	2nd quarter	9.00	5.30	7.90	27,305	205.8
	3rd quarter	10.54	6.43	10.51	23,914	203.1
	4th quarter	10.52	8.81	9.63	29,823	290.7
	Year	10.54	4.51	9.63	109,580	895.4

2008	1st quarter	19.47	13.67	19.10	14,293	257.5
	2nd quarter	21.90	18.86	20.11	19,425	392.7
	3rd quarter	20.20	14.16	14.94	26,815	457.7
	4th quarter	15.00	6.84	7.62	41,776	401.2
	Year	21.90	6.84	7.62	102,309	1,509.1

Summary of Quarterly Results
The following table is a summary of quarterly information for 2009 and 2008.

2009	Q1	Q2	Q3	Q4

Oil and gas sales ($ thousands)	322,973	335,634	325,264	359,296
Net income/(loss) ($ thousands)	(54,232)	10,272	78,290	50,523
Net income/(loss) per trust unit ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per trust unit — diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($ thousands)	94,386	144,116	162,915	149,933
Distributions declared ($ thousands)	77,212	77,526	72,235	60,880
Distributions declared per trust unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe)	23.87	26.28	24.72	26.63

2008	Q1	Q2	Q3	Q4

Oil and gas sales ($ thousands)	457,606	550,623	518,662	392,158
Net income/(loss) ($ thousands)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($ thousands)	216,238	267,874	273,597	154,807
Distributions declared ($ thousands)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe)	33.62	42.15	37.48	26.23
In addition to natural decline, production changes over these quarters was a result of production limitations due to plant turnarounds and unscheduled maintenance in the second and third quarters of both 2009 and 2008 partly offset by a property acquisition in the fourth quarter of 2008. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Net income (loss) in 2009 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however it does reflect the impact of changes in operating and general and administrative costs.
Selected Annual Information
The table below provides a summary of selected annual financial information for the years ended 2009, 2008, and 2007.

	Twelve months ended December 31
($ thousands)	2009	2008	2007

Oil and gas sales	1,343,167	1,919,049	1,722,038
Net income	84,853	395,850	359,652
Net income per trust unit ($)	0.32	1.58	1.47
Net income per trust unit — diluted ($)	0.32	1.58	1.46
Distributions declared per trust unit ($)	1.08	2.59	2.88
Total assets	4,693,604	5,317,341	5,234,251
Long term debt(1)	982,427	1,599,418	1,278,266
Trust unitholders’ equity	2,795,201	2,663,805	2,756,220

Number of trust units outstanding at year end (thousands)	289,835	256,076	246,846

(1)	Includes long term debt and convertible debentures.
Oil and gas sales for 2009 decreased as a result of lower prices for all commodities through the year as well as lower production volumes primarily due to natural decline. Higher realized commodity prices for the first three quarters of 2008 were the main contributor to higher oil and gas sales values compared to 2007. Net income and distributions declared are strongly linked to oil and gas sales. Long term debt is lower at December 31, 2009 than prior periods due to approximately $285 million of net proceeds from the fourth quarter 2009 equity issue being applied to the credit facility, as well as the US $150 million notes due April 2010 being reclassified to current liabilities.
Business Risks
The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
• The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.
• Pengrowth’s plan to convert to a dividend paying corporation on or before January 1, 2011, is dependent on achieving approval from shareholders.
• Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.
• Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.
• The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.
• Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.
• Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.
• Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.
• Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.
• Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.
• Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.
• Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

• Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.
• A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.
• During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.
• Changing interest rates influence borrowing costs and the availability of capital.
• Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default. In the event that non compliance continued Pengrowth would have to either repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
• Changes to accounting policies, including the implementation of IFRS may result in significant adjustments to equity and/or net income which could increase the risk of failing a financial covenant contained within Pengrowth’s lending agreements.
• Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.
• Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.
• Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.
• The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.
• Pengrowth’s recently announced change to its value creation strategy, including increasing levels of capital re-investment on our existing assets, may not yield the expected benefits and result in expected value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for distribution to unitholders. In such event, the market value of the trust units may be adversely effected.
• Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.
• Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.
• Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.
Subsequent Events
On January 14, 2010, Pengrowth redeemed all of its outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount of approximately $76.8 million, including a redemption premium and accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility.

On February 17, 2010, Pengrowth completed a disposition of certain royalty interests for proceeds, net of adjustments, of approximately $39 million.
On February 19, 2010, Monterey issued additional equity in a public offering through which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million and continues to own approximately 20 percent of the outstanding common shares subsequent to the share purchase.
Outlook
At this time, Pengrowth’s 2010 capital program is forecast to deliver average daily production volumes of between 74,000 and 76,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions.
Operating costs are anticipated to be $395 million for the full year 2010; however, per boe operating costs are estimated to increase to $14.40 per boe. The expected increase in per boe operating costs is primarily attributed to lower production in 2010.
Royalty expense for 2010 is now forecasted to be approximately 21 percent of Pengrowth’s sales excluding the impact of commodity risk management contracts.
The G&A expenses are expected to be flat or slightly lower in 2010 compared to 2009. On a per boe basis, G&A expenses are anticipated to be $2.23 per boe for the full year 2010. This estimate includes costs expected to be incurred in 2010 associated with Pengrowth’s anticipated conversion from a trust to a dividend paying corporation on or before January 1, 2011.
The 2010 capital spending is anticipated to be $285 million, before drilling royalty credits, and is designed to replace a portion of production while retaining cash flow for production additions through acquisitions. The forecast level of capital expenditures is expected to be funded entirely from cash flow from operations.
Pengrowth expects to spend approximately $20.0 million for 2010 on remediation and abandonment, excluding contributions to remediation trust funds.
Pengrowth’s approach for 2010 will be that of cautious optimism. Pengrowth will continue to live within its means; namely that capital spending plus distributions will not normally exceed cash flow from operating activities. Entering into 2010, approximately 34 percent of expected 2010 liquids production are hedged at $82.09 per bbl and 45 percent of expected 2010 natural gas volumes at $6.13 per mmbtu, which management believes is at a reasonable level to mitigate some price risk in a highly volatile price environment. Pengrowth’s credit facilities together with debt and equity markets are expected to provide Pengrowth with the flexibility to pursue growth opportunities that may arise in 2010.
Current Global Economic Conditions
Towards the end of 2008, the global economic environment deteriorated rapidly and resulted in a very challenging time for commodity prices, the capital markets and equity values. In the earlier part of 2009, these same challenges were present with commodity prices decreasing and access to equity and credit markets uncertain. The impact on Pengrowth of the global recession was evident in significantly lower cash flow from operating activities which prompted decreases in distributions and capital spending in 2009. Debt reduction was a major focus in 2009. In addition, hedging continued to be utilized to mitigate some of the commodity price risk and create a level of stability to cash flow.
In the latter part of 2009, the economy began to show signs of recovery with commodity prices stabilizing and increasing in the fourth quarter, and access to equity and credit markets available again. As the capital markets showed signs of recovery through the fourth quarter of 2009, Pengrowth issued equity resulting in net proceeds of approximately $285 million which was applied to reduce debt and for general corporate purposes. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
International Financial Reporting Standards (IFRS)
Publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), in full and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors.
IFRS Project Plan
Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation.
•	Diagnostic – This phase involves performing a high-level review of the major differences between Canadian GAAP and IFRS and to identify information technology and business processes that may be impacted by the transition to IFRS.

Status – The diagnostic analysis was completed in mid-2008.

•	Design and planning – The results of the diagnostic were ranked according to complexity, time to complete and potential impact on the financial position and results of operations. A detailed plan was developed in order to address the issues identified and ranked in the diagnostic phase. The planning is updated and progress is reported to the Audit Committee on a regular basis.

Status — Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the board of Directors on a regular basis.

•	Solution development – In this phase, items identified in the diagnostic phase are addressed according to the priority assigned. This phase involves detailed analysis of the applicable IFRS standard in relation to current practice and development of alternative policy choices. In addition, certain potential differences are further investigated to assess whether there may be broader impact to Pengrowth’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the solution development phase will require the Audit Committee of the Board of Directors to review and approve significant accounting policy choices as recommended by the IFRS Steering Committee.

Status — Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit-holders equity and initial adoption of IFRS. Pengrowth is currently engaged in the analysis and interpretation of provisions (including ARO), income taxes and risk sharing arrangements (farm-outs, asset swaps, etc).

•	Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation for information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings are expected throughout 2010.
Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements. In addition, due to anticipated changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A.
First-Time Adoption of IFRS
IFRS 1, “First-Adoption of International Financial Accounting Standards“ (“IFRS“), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Pengrowth. The most significant of these exemptions and exceptions are currently expected to be as follows:
•	Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for Pengrowth on January 1, 2011; however, early adoption under Canadian GAAP is permitted.

•	Property, Plant and Equipment (“PP&E“) – IFRS 1 provides the option to value PP&E at deemed cost rather that retrospective restatement upon the adoption of IFRS. Currently, Pengrowth accumulates all oil and gas assets into one cost center. Under IFRS, Pengrowth’s oil and gas assets must be divided into smaller cost centers. Pengrowth may choose to allocate the net book value of the full cost oil and gas assets as the deemed cost of the new cost centers on the basis of Pengrowth`s reserve volumes or reserve values at the adoption date. Alternatively, Pengrowth could elect to record PP&E at fair value on the date of transition. Under either alternative, historical cost accounting would continue under IFRS.
IFRS differences
Pengrowth has completed analysis of the significant accounting policies and has identified the key differences that may impact the financial statements as follows:
•	Reclassification of Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties that are currently excluded from Depletion (see note 6 to the audited annual financial statements). E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset.

•	Impairment of PP&E assets – Impairment of PP&E is currently assessed at a consolidated level. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS.

•	Calculation of Depletion Expense – Pengrowth currently calculates depletion of oil and gas assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating unit. In addition, under IFRS Pengrowth may use either total proven reserves or total proven plus probable reserves for the depletion calculation. The significance of the change in depletion is not known and is primarily dependant on the possible changes to the reserve base used in the calculation of depletion.

•	Trust Unit-Holders Equity – It is uncertain if Pengrowth’s trust units would qualify for classification as equity under IFRS due to specific features of the trust indenture, including the redemption provisions. If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet.

•	Provisions– In January 2010, the International Accounting Standards Board (“IASB”) released a re-exposure draft for certain aspects of the standards for provisions. A final new standard for ARO and other provisions is expected to be released in the second half of 2010. Under current IFRS standards, the net present value of the Asset Retirement Obligations (“ARO”) as reported balance sheet may be calculated differently despite the estimated future expenditures being unchanged. It is unclear if the discount rate used would be based on a credit adjusted rate, as it currently is, or based on a risk free rate. A change in the discount rate would materially change the amount recorded on the balance sheet. In addition, if Pengrowth allocated Canadian GAAP net book value to the IFRS cost centers, any revision to ARO would be recorded directly in equity.

•	Income Tax – In November 2009 the IASB withdrew an exposure draft on Income Taxes. Current IFRS income tax requirements are fundamentally consistent with current practice. Any changes to Income Tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in

Income Tax accounting methodology. Revisions to Income Tax accounting standards are expected to be re-exposed by the IASB in the second half of 2010.
In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures, and IT systems as follows:
•	Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment will be made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process in 2010 to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•	Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

•	IT Systems – Pengrowth has completed most of the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications in order to track PP&E and E&E at a more detailed level for financial reporting. We are also currently implementing solutions to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.
Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS, and differences in reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of income trusts.
Recent Accounting Pronouncements
New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
New Canadian accounting standards related to financial instruments have been issued which require enhanced disclosure relating to the fair value of financial instruments and the liquidity risk associated with financial instruments were adopted on December 31, 2009. The new standards require that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 20 for enhanced fair value disclosures.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred. The new standards also require contingent liabilities to be recorded at fair value on acquisition and subsequently re-measured each reporting period until settled. The new standards require negative goodwill to be recognized in net income which is different from the current standard of deducting the amount from the non-current assets in the purchase price allocation. In addition, the consideration paid in a business combination is based on the fair value of the shares exchanged at the market price on the acquisition date. Under the current standards, the consideration paid was based on the market price of the shares before and after the date the acquisition was announced and agreed upon. The fair value of any contingent consideration is recognized on the acquisition date with subsequent changes to the consideration measured each reporting period until the amount is settled. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth is currently assessing the impact of the new standard.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the CEO and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending December 31, 2009. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2009, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
It should be noted that while Pengrowth’s Chief Executive Officer and Chief Financial Officer believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.
The effectiveness of internal control over financial reporting as of December 31, 2009 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2009. No changes were made to our internal control over financial reporting during the year ending December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

MANAGEMENT’S REPORT TO UNITHOLDERS
Management’s Responsibility to Unitholders
The financial statements are the responsibility of the management of Pengrowth Energy Trust. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments, where appropriate.
Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.
KPMG LLP, the independent auditors appointed by the unitholders, have audited Pengrowth Energy Trust’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

(signed) “Derek W. Evans”	(signed) “Christopher G. Webster”
President and Chief Executive Officer	Chief Financial Officer
March 8, 2010

AUDITORS’ REPORT
To the Unitholders of Pengrowth Energy Trust
We have audited the consolidated balance sheets of Pengrowth Energy Trust (“the Trust”) as at December 31, 2009 and 2008 and the consolidated statements of income and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
March 8, 2010

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Pengrowth Corporation, as administrators of Pengrowth Energy Trust and the Unitholders of Pengrowth Energy Trust
We have audited Pengrowth Energy Trust’s (“the Trust”) internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Trust Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Trust Accounting Oversight Board (United States). Our report dated March 8, 2010, expressed an unqualified opinion on those consolidated financial statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
March 8, 2010

PENGROWTH ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Stated in thousands of dollars)

	As at	As at
	December 31	December 31
	2009	2008
ASSETS
CURRENT ASSETS
Accounts receivable	$182,342	$197,131
Due from Pengrowth Management Limited	—	623
Fair value of risk management contracts (Note 20)	14,001	122,841
Future income taxes (Note 11)	969	—

	197,312	320,595

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 20)	—	41,851

OTHER ASSETS (Note 5)	46,027	42,618

PROPERTY, PLANT AND EQUIPMENT (Note 6)	3,789,369	4,251,381

GOODWILL	660,896	660,896

TOTAL ASSETS	$4,693,604	$5,317,341

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$11,563	$2,631
Accounts payable and accrued liabilities	185,337	260,828
Distributions payable to unitholders	40,590	87,142
Fair value of risk management contracts (Note 20)	17,555	2,706
Future income taxes (Note 11)	—	34,964
Contract liabilities (Note 7)	1,728	2,483
Current portion of long-term debt (Note 9)	157,546	—

	414,319	390,754

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 20)	23,269	16,021

CONTRACT LIABILITIES (Note 7)	7,952	9,680

CONVERTIBLE DEBENTURES (Note 8)	74,828	74,915

LONG TERM DEBT (Note 9)	907,599	1,524,503

ASSET RETIREMENT OBLIGATIONS (Note 10)	288,796	344,345

FUTURE INCOME TAXES (Note 11)	181,640	293,318

TRUST UNITHOLDERS’ EQUITY
Trust unitholders’ capital (Note 12)	4,920,945	4,588,587
Equity portion of convertible debentures (Note 8)	160	160
Contributed surplus (Note 12)	18,617	16,579
Deficit (Note 14)	(2,144,521)	(1,941,521)

	2,795,201	2,663,805

COMMITMENTS (Note 21)
CONTINGENCIES (Note 22)
SUBSEQUENT EVENTS (Note 23)
TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$4,693,604	$5,317,341

See accompanying notes to the consolidated financial statements.

(signed) “Thomas A. Cumming”	(signed) “Wayne K. Foo”
Director	Director

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT
(Stated in thousands of dollars, except per trust unit amounts)

	Year ended
	December 31
	2009	2008

REVENUES
Oil and gas sales	$1,343,167	$1,919,049
Unrealized (loss) gain on commodity risk management (Note 20)	(173,726)	249,899
Processing and other income	15,540	15,525
Royalties, net of incentives	(207,563)	(433,970)

NET REVENUE	977,418	1,750,503

EXPENSES
Operating	381,194	418,497
Transportation	13,467	12,519
Amortization of injectants for miscible floods	19,989	25,876
Interest on long term debt	80,274	76,304
General and administrative	62,195	58,937
Management fee (Note 17)	2,793	6,950
Foreign exchange (gain) loss (Note 15)	(149,722)	189,172
Depletion, depreciation and amortization	591,355	609,326
Accretion (Note 10)	27,677	28,051
Other expenses (income)	6,288	946

	1,035,510	1,426,578

(LOSS) INCOME BEFORE TAXES	(58,092)	323,925

Future income tax reduction (Note 11)	(142,945)	(71,925)

NET INCOME AND COMPREHENSIVE INCOME	$84,853	$395,850

Deficit, beginning of year	(1,941,521)	(1,686,356)

Distributions declared	(287,853)	(651,015)

DEFICIT, END OF YEAR	$(2,144,521)	$(1,941,521)

NET INCOME PER TRUST UNIT (Note 18)
Basic	$0.32	$1.58

Diluted	$0.32	$1.58
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in thousands of dollars)

	Year ended
	December 31
	2009	2008
CASH PROVIDED BY (USED FOR):

OPERATING
Net income and comprehensive income	$84,853	$395,850
Depletion, depreciation and accretion	619,032	637,377
Future income tax reduction (Note 11)	(142,945)	(71,925)
Contract liability amortization	(2,483)	(4,664)
Amortization of injectants	19,989	25,876
Purchase of injectants	(13,298)	(21,009)
Expenditures on remediation (Note 10)	(18,042)	(32,691)
Unrealized foreign exchange (gain) loss (Note 15)	(149,233)	197,159
Unrealized loss (gain) on commodity risk management (Note 20)	173,726	(249,899)
Trust unit based compensation (Note 13)	8,125	9,998
Other items	4,248	(1,104)
Changes in non-cash operating working capital (Note 16)	(32,622)	27,548

	551,350	912,516

FINANCING
Distributions paid (Note 14)	(334,405)	(674,993)
Bank indebtedness	8,932	2,631
Repayment of Accrete bank debt	—	(16,289)
Change in long term debt, net	(312,000)	148,064
Proceeds from issue of trust units	321,605	63,499

	(315,868)	(477,088)

INVESTING
Business acquisition	—	(1,128)
Expenditures on property, plant and equipment	(207,451)	(401,928)
Other property acquisitions	(35,655)	(35,938)
Proceeds on property dispositions	41,885	17,361
Other investments	852	(5,000)
Change in remediation trust funds	(7,656)	(9,013)
Change in non-cash investing working capital (Note 16)	(27,457)	(1,799)

	(235,482)	(437,445)

CHANGE IN CASH AND TERM DEPOSITS	—	(2,017)

CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	—	2,017

CASH AND TERM DEPOSITS AT END OF YEAR	$—	$—

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)
1. STRUCTURE OF THE TRUST
Pengrowth Energy Trust (the “Trust”) is an open-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and Computershare Trust Company of Canada (“Computershare”). The beneficiaries of the Trust are the holders of trust units (the “unitholders”).
The purpose of the Trust is to directly and indirectly explore for, develop, and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation are financed by issuance of royalty units, interest bearing notes to the Trust, and third party debt. The Trust, through the royalty ownership and ownership of all of the common shares, obtains substantially all the economic benefits of the Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges and general and administrative expenses. In 2009 and 2008, this Residual Interest, as computed, did not result in any income retained by the Corporation. The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement” or “NPI”) in Esprit Exploration Ltd. (“Esprit”) as a result of the 2006 business combination with Esprit Energy Trust (“Esprit Trust”). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement. The NPI agreement was terminated on December 31, 2009.
The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation’s petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation (the “Board of Directors”) can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.
Pursuant to the Trust Indenture, trust unitholders are entitled to monthly distributions from interest income on the notes, royalty income under the Royalty Indenture and from other investments held directly by the Trust, less any reserves and certain expenses of the Trust including general and administrative costs as defined in the Trust Indenture.
The Board of Directors has general authority over the business and affairs of the Corporation and derives its authority in respect to the Trust by virtue of the delegation of powers by the trustee to the Corporation as Administrator in accordance with the Trust Indenture.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The consolidated financial statements include the accounts of the Trust, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. Effective January 1, 2011, Pengrowth will be required to prepare consolidated financial statements in accordance with International Financial Reporting Standards.
The Corporation is a wholly owned subsidiary of the Trust and through the common shares, royalty and notes, the Trust obtains substantially all the economic benefits of Corporation. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of the Corporation.

Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s interest in such activities.
Property, Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs associated with exploration and development activities. In addition, transaction costs directly attributable to successful acquisitions are also capitalized.
Pengrowth excludes the cost of acquiring and evaluating certain unproved properties from the cost base subject to depletion as quantified in Note 6. Capitalized costs, including future development costs and excluding the cost of unproven properties, are depleted on a unit of production method based on total proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content, as per industry standards.
Repairs and maintenance costs are expensed as incurred.
Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.
There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and recoverable amount of unproved properties exceeds the carrying value. A separate recoverability test is completed on major development projects and unproved properties. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and recoverable amount of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. Any excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
Injectant Costs
Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is currently estimated as 24 months.

Asset Retirement Obligations
Pengrowth initially recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding entry made to the carrying amount of the related asset.
Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”).
Income Taxes
Pengrowth follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.
Trust Unit Compensation Plans
Pengrowth has trust unit based compensation plans, which are described in Note 13. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (“DEUs”) at the date of grant. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant.
Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Other investments included in other assets have been designated as held for trading and available for sale based on the type of investment. The held for trading investment changes in fair value are recorded as unrealized gains (losses) and are included in other expenses (income) in the consolidated statements of income and deficit. The available for sale securities included in other assets are recorded at cost as the investment is in a private entity whose shares are not quoted in an active market. Held to maturity investments are measured at amortized cost, held for trading investments are measured at fair value, and available for sale investments are measured at fair value, except those whose shares are not quoted in an active market. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, the debt portion of convertible debentures, and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.
All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which cash flow hedge accounting is permitted would be recorded in other comprehensive income. Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

The receipts or payments arising from commodity contracts are recognized as a component of oil and gas sales. Unrealized gains and losses on commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the U.K. Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in foreign exchange gains (losses). Unrealized gains (losses) on these swaps are included in foreign exchange gains (losses).
Comprehensive income includes net income and transactions and other events from non-owner sources such as unrealized gains and losses on effective cash flow hedges. There are no amounts that Pengrowth would include in other comprehensive income except for net income.
Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred.
Foreign Currency
The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar and U.K. Pound Sterling denominated debt are included in income.
Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.
Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.
The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s unit price and the premium an arm’s length party would pay to acquire all of the outstanding units. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.
Net Income per Trust Unit
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts includes the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.
Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.
Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
3. CHANGE IN ACCOUNTING POLICIES
New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
New Canadian accounting standards related to financial instruments have been issued which require enhanced disclosure relating to the fair value of financial instruments and the liquidity risk associated with financial instruments were adopted on December 31, 2009. The new standards require that all financial instruments measured at fair value be categorized into one of three hierarchy levels. Refer to Note 20 for enhanced fair value disclosures.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred. The new standards also require contingent liabilities to be recorded at fair value on acquisition and subsequently re-measured each reporting period until settled. The new standards require negative goodwill to be recognized in net income which is different from the current standard of deducting the amount from the non-current assets in the purchase price allocation. In addition, the consideration paid in a business combination is based on the fair value of the shares exchanged at the market price on the acquisition date. Under the current standards, the consideration paid was based on the market price of the shares before and after the date the acquisition was announced and agreed upon. The fair value of any contingent consideration is recognized on the acquisition date with subsequent changes to the consideration measured each reporting period until the amount is settled. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth is currently assessing the impact of the new standard.
4. ACQUISITIONS
2008 Acquisitions
On September 30, 2008, Pengrowth and Accrete Energy Inc. (“Accrete”) completed a business combination (the “Combination”) whereby each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. As a result of the Combination, approximately 5.0 million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement date of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company. The Combination was accounted for as an acquisition of Accrete by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of Purchase Price:
Property, plant and equipment	$146,463
Bank debt	(16,289)
Asset retirement obligations	(2,685)
Working capital deficit	(5,548)
Future income taxes	(31,858)

$90,083

Consideration:
Pengrowth units	$89,253
Acquisition costs	830

$90,083

The estimated fair value of property and equipment was determined using an independent reserve evaluation. The future income tax liability was determined based on Pengrowth’s effective future income tax rate of approximately 28 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.
The consolidated financial statements included the results of operations and cash flows from Accrete subsequent to the closing date of September 30, 2008.
5. OTHER ASSETS

	2009	2008

Remediation trust funds	$34,837	$27,122
Equity investment in Monterey Exploration Ltd.	5,039	9,872
Other investments	6,151	5,624

	$46,027	$42,618

Remediation Trust Funds
Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund. The investment in the Judy Creek remediation trust fund is classified as held to maturity and is measured at amortized cost. Interest income is recognized when earned and included in other expenses (income). As at December 31, 2009 the value of the Judy Creek remediation trust fund was $8.8 million (December 31, 2008 - $8.7 million).
Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mcf of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP. The SOEP remediation trust fund as at December 31, 2009 was $26.0 million (December 31, 2008 – $18.4 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the years ended December 31, 2009 and 2008, the amount of unrealized gain related to the SOEP remediation trust fund was insignificant.
The following reconciles Pengrowth’s remediation trust funds for 2009 and 2008:

Remediation Trust Funds	2009	2008

Opening balance	$27,122	$18,094

Contributions to Judy Creek Remediation Trust Fund	635	816
Contributions to SOEP Environmental Restoration Fund	7,579	8,485
Remediation funded by Judy Creek Remediation Trust Fund	(558)	(288)

Change in remediation trust funds	7,656	9,013

Unrealized gain on held for trading investment (1)	59	15

Closing balance	$34,837	$27,122

(1)	SOEP remediation trust fund has been designated as held for trading
Equity Investment in Monterey Exploration Ltd. (“Monterey”)
Pengrowth recorded a pre-tax loss of $3.7 million in 2009 to reflect Pengrowth’s proportionate share of Monterey’s net loss (2008 – pre-tax income of $1.4 million). In addition, Pengrowth recorded a pre-tax loss of $1.1 million in 2009 (2008 – $1.8 million pre-tax gain) as a result of decreases in the ownership of Monterey. The decrease in ownership was due to Pengrowth not participating in the share issuances completed by Monterey. The equity income (loss) and ownership adjustments are included in other expenses (income) on the consolidated statements of income and deficit. As of December 31, 2009, Pengrowth held approximately 8 million common shares of Monterey (December 31, 2008 – 8 million common shares), which is approximately 20 percent (December 31, 2008 – 24 percent) of the outstanding common shares. On February 19, 2010, Monterey issued additional equity in a public offering through which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million and continues to own approximately 20 percent of the outstanding common shares subsequent to the share purchase.
Other Investments
As of December 31, 2009, Pengrowth owned approximately 2.5 million shares of a public corporation valued at $1.2 million (December 31, 2008 – 4.2 million shares and $0.6 million respectively). The investment in the public corporation has been designated as a held for trading investment and is recorded at fair value at the end of each period. As at December 31, 2009 and 2008, Pengrowth owned 1.0 million shares of a private corporation with a carrying value of $5.0 million. The investment has been designated as available for sale and is recorded at cost as the shares are not quoted in an active market.
6. PROPERTY, PLANT AND EQUIPMENT

	2009	2008

Property, plant and equipment, at cost	$7,272,408	$7,136,374
Accumulated depletion, depreciation and amortization	(3,498,764)	(2,907,409)

Net book value of property, plant and equipment	3,773,644	4,228,965
Net book value of deferred injectant costs	15,725	22,416

Net book value of property, plant and equipment and deferred injectants	$3,789,369	$4,251,381

In 2009, approximately $4.7 million (2008 – $5.8 million) of general and administrative costs were capitalized.
As at December 31, 2009, approximately $68 million (December 31, 2008 – $45 million) of capitalized costs to acquire and evaluate unproven properties has been excluded from depletion.
Pengrowth performed a ceiling test calculation at December 31, 2009 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2010 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices which are provided by an independent recognized valuation firm used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2009.

		Foreign	Edmonton Light
	WTI Oil	Exchange Rate	Crude Oil	AECO Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2010	$80.00	0.950	$83.26	$5.96
2011	$83.00	0.950	$86.42	$6.79
2012	$86.00	0.950	$89.58	$6.89
2013	$89.00	0.950	$92.74	$6.95
2014	$92.00	0.950	$95.90	$7.05
2015	$93.84	0.950	$97.84	$7.16
2016	$95.72	0.950	$99.81	$7.42
2017	$97.64	0.950	$101.83	$7.95
2018	$99.59	0.950	$103.88	$8.52
2019	$101.58	0.950	$105.98	$8.69
Thereafter	+ 2.0 percent/yr	0.950	+ 2.0 percent/yr	+ 2.0 percent/yr

7. CONTRACT LIABILITIES
Contract liabilities are composed of the following amounts:

	2009	2008

Fixed price commodity contract	$—	$956
Firm transportation contracts	9,680	11,207

Total contract liabilities	9,680	12,163
Less current portion	(1,728)	(2,483)

Non-current portion	$7,952	$9,680

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.
8. CONVERTIBLE DEBENTURES
The 6.5 percent convertible unsecured subordinated debentures (the “Debentures”) were scheduled to mature on December 31, 2010 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of Debentures was convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit.
The Debentures have been classified as debt, net of the fair value of the conversion feature which is included in equity at the date they were assumed in a business combination. The fair value of the conversion feature was calculated using an option pricing model. The debt premium is amortized into interest expense over the term of the Debentures. As of December 31, 2009 and 2008, Debentures with a face value of $74.7 million were outstanding.
As at December 31, 2009, the Convertible Debentures were presented on the Consolidated Balance Sheet as a non-current liability, pursuant to specific accounting guidance that permits the disclosure of a current obligation as non-current when the obligation was refinanced on a long term basis subsequent to the balance sheet date but prior to the issuance of the financial statements. Pengrowth redeemed the Convertible Debentures on January 14, 2010 using incremental borrowings from the revolving credit facility (see Note 23).
9. LONG TERM DEBT

	2009	2008

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$157,546	$182,180
50 million at 5.47 percent due April 2013	52,417	60,727
400 million at 6.35 percent due July 2017	418,530	485,080
265 million at 6.98 percent due August 2018	277,138	321,231

	$905,631	$1,049,218
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	84,514	88,285
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	60,000	372,000

Total long term debt	$1,065,145	$1,524,503
Current portion of long term debt due April 2010	(157,546)	—

Non-current portion of long term debt	$907,599	$1,524,503

Credit Facilities
Pengrowth has a committed unsecured $1.2 billion syndicated extendible revolving credit facility. The facility is covenant based and matures on June 15, 2011. Pengrowth has the option to extend this facility annually subject to lender approval or repay the entire balance upon maturity. The revolving facility was reduced by drawings of $60 million and outstanding letters of credit in the amount of approximately $18 million at December 31, 2009.
Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by drawings of $11 million and outstanding letters of credit of approximately $5 million at December 31, 2009. All borrowings under this facility are included in bank indebtedness on the balance sheet.
Various borrowing options exist under both facilities including prime rate advances and bankers’ acceptances. All drawings are subject to a stamping fee which varies between 60 basis points (“bps”) and 115 bps depending on Pengrowth’s consolidated senior debt to earnings before interest, taxes and non-cash items ratio.
Term Notes
On April 23, 2003, Pengrowth closed a U.S. $200 million private placement of senior unsecured notes. These notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013.
On December 1, 2005, Pengrowth closed a U.K. Pound Sterling 50 million private placement of senior unsecured notes due December 2015. In a series of related risk management transactions, Pengrowth fixed the U.K. Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the risk management transactions.
On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. These notes bear interest at 6.35 percent and are due July 2017.
On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. These notes bear interest at 6.98 percent and are due August 2018.
On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018.
All series of term notes contain substantially similar financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with each term note issuance were deducted from the carrying amount of the debt and are amortized to net income using the effective interest method over the expected term of the notes.
As of December 31, 2009, an unrealized cumulative foreign exchange gain of $77.6 million (December 31, 2008 – loss of $66.9 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2009, an unrealized cumulative foreign exchange gain of $29.2 million (December 31, 2008 – $25.4 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.
The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2010 – $157.7 million, 2011 – $60 million, 2012 – nil, 2013 – $52.6 million, 2014 – nil.
10. ASSET RETIREMENT OBLIGATIONS
The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $289 million as at December 31, 2009 (December 31, 2008 – $344 million), based on a total escalated future liability of $2,016 million (December 31, 2008 – $2,283 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2039 and 2056. Pengrowth’s credit adjusted risk free rate of eight percent (2008 – eight percent) and an inflation rate of two percent (2008 – two percent) were used to calculate the net present value of the ARO.
The following reconciles Pengrowth’s ARO:

	2009	2008

ARO, beginning of year	$344,345	$352,171
Increase (decrease) in liabilities during the year related to:
Acquisitions	365	3,414
Dispositions	(2,195)	(5,663)
Additions	3,146	3,618
Revisions (1)	(66,500)	(4,555)
Accretion expense	27,677	28,051
Liabilities settled in the year	(18,042)	(32,691)

ARO, end of year	$288,796	$344,345

(1) A corresponding adjustment was made to the related asset.
The following summarizes Pengrowth’s expenditures on ARO for 2009 and 2008:

Expenditures on ARO	2009	2008

Expenditures on ARO not covered by the trust funds	$17,484	$32,403
Expenditures on ARO covered by the trust funds (Note 5)	558	288

	$18,042	$32,691

11. INCOME TAXES
The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes.
On June 22, 2007, the Canadian government implemented a new tax (the “SIFT tax”) on publicly traded income trusts and limited partnerships (Bill C-52 Budget Implementation Act). For existing income trusts and limited partnerships, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. As such, the Trust would not be subject to the new measures until the 2011 taxation year provided the Trust continues to meet certain requirements.

	2009	2008

(Loss) income before taxes	$(58,092)	$323,925
Combined federal and provincial tax rate	29.50%	29.50%

Expected income tax (reduction) expense	(17,137)	95,558
Net income of the Trust (1)	(98,851)	(200,998)
Foreign exchange (gain) loss (2)	(21,956)	24,783
Effect of change in corporate tax rate	5,968	430
Other including stock based compensation (3)	(4,799)	1,859
Change in valuation allowance	(6,170)	6,443

Future income tax reduction	$(142,945)	$(71,925)

(1) Relates to estimated distributions of taxable income at the trust level where there is no tax liability to Pengrowth as it is the responsibility of the unitholder (2009 - $334.4 million X 29.56%, 2008 - $618.4 million X 32.50%).
(2) Reflects the 50% non-taxable portion of foreign exchange (gains) losses which are treated as capital transactions and only 50% taxable (2009 - $148.8 million gain X 50% X 29.56%, 2008 - $164.6 million loss X 50% X 30.11%).
(3) Primarily expenses that are non-deductible for tax purposes and other adjustments.
The future income tax rates in 2009 and 2008 were approximately 25 percent and were applied to the temporary differences compared to the federal and provincial statutory rate of approximately 29 percent for the 2009 and 2008 income tax years.
The net future income tax liability is composed of:

	2009		2008

Future income tax assets:
Asset retirement obligation	$68,890		$84,090
Non-capital losses	135,263		117,987
Unrealized commodity loss	7,312		—
Capital losses	273		—
Foreign exchange loss	—		6,443
Contract liabilities	2,551		3,292

	214,289		211,812
Less: Valuation allowance	(273)		(6,443)

	214,016		205,369
Future income tax liabilities:
Property, plant and equipment and other assets	(382,285	)(1)	(491,170)
Unrealized commodity gain	—		(42,481)
Foreign exchange gain	(12,402)		—

Net future tax liability	$(180,671)		$(328,282)

(1) Reduction from 2008 primarily due to depletion for accounting purposes exceeding tax pools claimed in the year.
In calculating its future income tax liability in 2009, Pengrowth included $539.4 million (2008 – $462.8 million) related to non-capital losses available for carryforward to reduce taxable income in future years. These losses expire between 2010 and 2029.
12. TRUST UNITS
Pengrowth is authorized to issue an unlimited number of trust units.
Total Trust Units:

	2009		2008

	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of year	256,075,997	$4,588,587	246,846,420	$4,432,737
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	416,043	5,741	238,633	2,484
Issued for cash on exercise of trust unit options and rights	299,684	1,918	290,363	4,274
Issued for cash under Distribution Reinvestment Plan (DRIP)	3,026,166	26,319	3,727,256	59,423
Issued for the Accrete business combination	—	—	4,973,325	89,253
Issued for cash under At The Market (ATM) Plan	1,169,900	10,723	—	—
Issued for cash on equity issue	28,847,000	300,009	—	—
Trust unit rights incentive plan (non-cash exercised)	—	346	—	614
Issue costs net of tax	—	(12,698)	—	(198)

Balance, end of year	289,834,790	$4,920,945	256,075,997	$4,588,587

During 2009, 1,000 Class A trust units (2008 – no Class A trust units) were converted to “consolidated” trust units. As at December 31, 2009, 888 Class A trust units (December 31, 2008 – 1,888 units) remain outstanding. All other trust units outstanding are “consolidated” trust units.
Redemption Rights
All trust units are redeemable by Computershare, as trustee, on demand by a unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the trust units on the market designated by the Board of Directors for the ten days after the trust units are surrendered for redemption and (ii) the closing price of the trust units on such market on the date the trust units are surrendered for redemption. The redemption right permits unitholders to redeem trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed. The price of trust units as applicable, for redemption purposes is based upon the closing trading price of the trust units irrespective of whether the units being redeemed are trust units or Class A trust units.
Distribution Reinvestment Plan
Unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of trust units traded on the TSX for the 20 trading days preceding a distribution payment date.
“At The Market” Distribution
On July 10, 2009, Pengrowth amended the Equity Distribution Program which permits Pengrowth to distribute up to 25,000,000 Trust Units from time to time at prevailing market rates through either the New York or Toronto Stock Exchanges. Trust unit sales, if any, pursuant to the Equity Distribution Program will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The volume and timing of sales, if any, will be at Pengrowth’s discretion. Regulatory approval permitting the at-the-market distribution was allowed to expire in January 2010 and may be reinstated at any time. In 2009, approximately 1.2 million trust units were issued under the Equity Distribution Program (2008 – nil).
Contributed Surplus

	2009	2008

Balance, beginning of year	$16,579	$9,679
Trust unit rights incentive plan (non-cash expensed)	2,953	2,348
Deferred entitlement trust units (non-cash expensed)	5,172	7,650
Trust unit rights incentive plan (non-cash exercised)	(346)	(614)
Deferred entitlement trust units (non-cash exercised)	(5,741)	(2,484)

Balance, end of year	$18,617	$16,579

13. TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program. As at December 31, 2009, there were 4.6 million trust units available for DEUs and rights grants, which includes 2.6 million DEUs available for issuance (December 31, 2008 — 8.1 million and 3.6 million respectively).
Long Term Incentive Program
The DEUs issued under the plan vest and are converted to trust units in the third year from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the total of the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.
Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of the DEUs is determined at the date of grant using the closing trust unit price and an estimate of the performance factor. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions.

Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.
Pengrowth recorded compensation expense of $5.2 million in 2009 (2008 – $7.6 million) related to the DEUs based on the weighted average grant date fair value of $6.55 per DEU (2008 – $17.88 per DEU). As at December 31, 2009, the amount of compensation expense to be recognized over the remaining vesting period was $6.6 million (December 31, 2008 – $8.7 million) or $4.34 per DEU (2008 – $8.72 per DEU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.6 years (2008 – 1.3 years).

	2009		2008

	Number	Weighted	Number	Weighted
DEUs	of DEUs	average price	of DEUs	average price

Outstanding, beginning of year	1,270,750	$19.38	868,042	$20.13
Granted	1,174,601	$6.55	578,833	$17.88
Forfeited	(120,637)	$12.63	(158,532)	$19.54
Exercised	(297,184)	$20.57	(202,020)	$18.51
Deemed DRIP (1)	263,939	$14.05	184,427	$19.70

Outstanding, end of year	2,291,469	$12.38	1,270,750	$19.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.
Trust Unit Rights Incentive Plan
Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants. Pengrowth has not granted Trust Unit Rights to directors since 2006. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2009 were $0.03 per trust unit right (2008 – $1.01 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.
As at December 31, 2009, rights to purchase 5,455,598 trust units were outstanding (December 31, 2008 – 3,292,622) that expire at various dates to December 18, 2014.

	2009		2008

	Number	Weighted	Number	Weighted
Trust Unit Rights	of rights	average price	of rights	average price

Outstanding, beginning of year	3,292,622	$16.78	2,250,056	$17.39
Granted (1)	2,958,378	$6.63	1,703,892	$17.96
Forfeited	(495,718)	$12.25	(397,469)	$17.49
Exercised	(299,684)	$6.40	(263,857)	$14.55

Outstanding, end of year	5,455,598	$12.23	3,292,622	$16.78

Exercisable, end of year	3,087,494	$14.95	1,950,375	$16.52

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2009:

		Rights Outstanding		Rights Exercisable

		Weighted average
		remaining	Weighted		Weighted
	Number	contractual life	average	Number	average
Range of exercise prices	outstanding	(years)	exercise price	exercisable	exercise price

$6.00 to $8.99	2,122,141	4.2	$6.12	522,804	$6.13
$9.00 to $12.99	620,943	3.3	$10.32	321,898	$11.15
$13.00 to $18.99	2,341,899	2.8	$17.13	1,881,380	$17.19
$19.00 to $22.99	370,615	1.3	$19.41	361,412	$19.41

$6.00 to $22.99	5,455,598	3.3	$12.23	3,087,494	$14.95

Compensation expense associated with the trust unit rights granted during 2009 was based on the estimated fair value of $1.13 per trust unit right (2008 – $1.68). The fair value of trust unit rights granted in the period was estimated at 17 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 1.7 percent, volatility of 43 percent, expected distribution yield of 20 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.
Compensation expense related to the trust unit rights in 2009 was $3.0 million (2008 – $2.3 million). As at December 31, 2009, the amount of compensation expense to be recognized over the remaining vesting period was $1.4 million (December 31, 2008 – $1.2 million), or $0.23 per trust unit right (December 31, 2008 – $0.37 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 1.1 years (2008 – 1.1 years). The trust units are issued from treasury upon vesting and exercise.
Trust Unit Option Plan
Pengrowth terminated the trust unit option plan on June 28, 2009. No new grants have been issued under the plan since November 2002. As at December 31, 2009, no trust unit options were outstanding (December 31, 2008 – 1,700 were outstanding with a weighted average exercise price of $14.95).
Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (“Group RRSP”), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP in 2009 were $4.6 million and $1.1 million, respectively (2008 – $4.2 million and $1.0 million, respectively).
Trust Unit Margin Purchase Plan
On November 11, 2009 the Trust Unit Margin Purchase Plan was terminated. No new margin accounts were opened and no further purchases of Trust Units were made on margin subsequent to this date. Existing plan participants were not required to withdraw from the plan.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan (2008 – $1 million). The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2009, 495,226 trust units (December 31, 2008 – 432,789) were deposited under the plan with a market value of $5 million (December 31, 2008 – $4 million) and a corresponding margin loan of $3.9 million (December 31, 2008 – $4.3 million).
14. DEFICIT

	2009	2008

Accumulated earnings	$2,156,041	$2,071,188
Accumulated distributions declared	(4,300,562)	(4,012,709)

	$(2,144,521)	$(1,941,521)

Pengrowth historically under its Royalty and Trust Indentures and NPI agreement distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions Paid
Actual cash distributions paid in 2009 were $334 million (2008 — $675 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.
15. FOREIGN EXCHANGE (GAIN) LOSS

	2009	2008

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(144,455)	$181,856
Unrealized foreign exchange gain on translation of U.K. pound sterling denominated debt	(3,840)	(9,230)

	(148,295)	172,626
Unrealized (gain) loss on foreign exchange risk management contracts	(938)	24,533

	(149,233)	197,159
Realized foreign exchange gain	(489)	(7,987)

	$(149,722)	$189,172

16. OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2009	2008

Accounts receivable	$15,284	$9,452
Accounts payable and accrued liabilities	(48,529)	23,536
Due from Pengrowth Management Limited	623	108
Net working capital on acquisition	—	(5,548)

	$(32,622)	$27,548

Change in Non-Cash Investing Working Capital

Cash provided by (used for):	2009	2008

Accounts receivable	$(495)	$—
Accounts payable and capital accruals	(26,962)	(1,799)

	$(27,457)	$(1,799)

Cash Interest Payments

	2009	2008

Interest on long-term debt	$85,566	$66,267

17. RELATED PARTY TRANSACTIONS
The management agreement with Pengrowth Management Limited (the “Manager”) expired on June 30, 2009. The Manager provided certain services pursuant to the management agreement. In 2009 Pengrowth was charged $2.8 million for management fees (2008 – $6.9 million). In addition, Pengrowth was charged $2.1 million (2008 – $1.1 million) for reimbursement of general and administrative expenses incurred by the Manager. Amounts charged by the Manager were pursuant to a management agreement approved by the unitholders. The law firm controlled by the former Corporate Secretary of the Corporation charged $0.8 million in 2009 (2008 – $1.0 million) for legal and advisory services provided to Pengrowth. The fees charged by this law firm have been recorded at the exchange amount which management believes approximates the fair value. Amounts receivable or payable from or to the related parties are unsecured, non-interest bearing and have no set terms of repayment. During 2009, the former Corporate Secretary was granted 44,304 trust unit rights and 8,861 DEUs (2008 – 23,670 trust unit rights and 3,945 DEUs).
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 20 percent of the outstanding common shares.
18. AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2009	2008

Weighted average number of trust units — basic	264,121,262	250,182,464
Dilutive effect of trust unit options, trust unit rights and DEUs	1,779,172	333,531

Weighted average number of trust units — diluted	265,900,434	250,515,995

In 2009, 5.8 million trust units (2008 – 6.2 million) from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
19. CAPITAL DISCLOSURES
Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.
Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the “SIFT tax”). Pengrowth is grandfathered for the SIFT tax, however Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). As of December 31, 2009 Pengrowth may issue $3.9 billion of equity in total for 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. To maintain its financial flexibility and in response to a decline in commodity prices, Pengrowth reduced its monthly distributions in 2008 and 2009 from $0.225 per trust unit to $0.07 per trust unit.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA and total debt to total capitalization are within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

As at:	December 31, 2009	December 31, 2008

Term credit facilities	$60,000	$372,000
Senior unsecured notes(1)	847,599	1,152,503
Working capital deficiency	217,007	70,159
Convertible debentures	74,828	74,915

Total debt including convertible debentures	$1,199,434	$1,669,577

(1)	Non-current portion of long term debt
20. FINANCIAL INSTRUMENTS
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, investments in other entities, distributions payable to unitholders, bank indebtedness, long term debt and convertible debentures.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund distributions and its capital development program. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
As at December 31, 2009, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Remaining term	Volume (bbl/d)	Reference Point	Price per bbl

Financial:
Jan 1, 2010 - Dec 31, 2010	12,500	WTI (1)	$82.09 Cdn
Jan 1, 2011 - Dec 31, 2011	500	WTI (1)	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

Natural Gas:
Remaining term	Volume (mmbtu/d)	Reference Point	Price per mmbtu

Financial:
Jan 1, 2010 - Dec 31, 2010	97,151	AECO	$6.10 Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	Chicago MI (1)	$6.78 Cdn
Jan 1, 2011 - Dec 31, 2011	33,174	AECO	$5.77 Cdn
Jan 1, 2011 - Dec 31, 2011	5,000	Chicago MI (1)	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

Power:
Remaining term	Volume (mwh)	Reference Point	Price per mwh

Financial:
Jan 1, 2010 - Dec 31, 2010	20	AESO	$47.66 Cdn

The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.
The fair value of the commodity risk management contracts are recorded as current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Commodity Risk Management Contracts	2009	2008

Current portion of unrealized risk management assets	$14,001	$122,841
Non-current portion of unrealized risk management assets	—	41,851
Current portion of unrealized risk management liabilities	(16,661)	—
Non-current portion of unrealized risk management liabilities	(6,374)	—

Total unrealized risk management (liabilities) assets at year end	$(9,034)	$164,692

	2009	2008

Total unrealized risk management (liabilities) assets at year end	$(9,034)	$164,692
Less: Unrealized risk management assets (liabilities) at beginning of year	164,692	(85,207)

Unrealized (loss) gain on risk management contracts for the year	$(173,726)	$249,899

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $4.7 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2009 (December 31, 2008 – $7.3 million). Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $12.8 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (December 31, 2008 – $8.3 million). Each Cdn $1 per MWh change in future power prices would result in approximately Cdn $0.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close December 31, 2009, the AECO spot price gas price was approximately $5.81/mcf (December 31, 2008 – $6.35/mcf), the WTI prompt month price was US $79.36 per barrel (December 31, 2008 – $44.60 per barrel), and the daily average power pool spot price was approximately Cdn $43.79/MWh.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts at December 31, 2009 was approximately $17.8 million.
The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income as follows:

Foreign Exchange Risk Management Contracts	2009	2008

Current portion of unrealized risk management liabilities	$(894)	$(2,706)
Non-current portion of unrealized risk management liabilities	(16,895)	(16,021)

Total unrealized risk management liabilities at year end	$(17,789)	$(18,727)

	2009	2008

Total unrealized risk management liabilities at year end	$(17,789)	$(18,727)
Less: Unrealized risk management (liabilities) assets at beginning of year	(18,727)	5,806

Unrealized gain (loss) on risk management contracts for the year	$938	$(24,533)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2009	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	572

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2008	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	577

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at December 31, 2009, Pengrowth has approximately $1.1 billion of long term debt (December 31, 2008 — $1.5 billion) of which $60 million (December 31, 2008 — $372 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.6 million for 2009 (2008 — $3.7 million).
Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of accounts receivable, accounts payable and accrued liabilities, bank indebtedness, and distributions payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates.
The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2009 and 2008.

			Fair Value Measurements Using:
			Quoted Prices in	Significant Other	Significant
			Active Markets	Observable Inputs	Unobservable
As at December 31, 2009	Carrying Amount	Fair Value	(Level 1)	(Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$—	$—
Fair value of risk management contracts	14,001	14,001	—	14,001	—
Other Assets — investment in public company	1,151	1,151	1,151	—	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	—	963,136	—
Cdn dollar senior unsecured notes	15,000	15,164	—	15,164	—
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	—	89,724	—
Convertible debentures	74,828	76,423	76,423	—	—
Fair value of risk management contracts	40,824	40,824	—	40,824	—

			Fair Value Measurements Using:
			Quoted Prices in	Significant Other	Significant
			Active Markets	Observable Inputs	Unobservable
As at December 31, 2008	Carrying Amount	Fair Value	(Level 1)	(Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$27,122	$26,948	$26,948	$—	$—
Fair value of risk management contracts	164,692	164,692	—	164,692	—
Other Assets — investment in public company	624	624	624	—	—

Financial Liabilities
U.S. dollar denominated senior unsecured notes	1,049,218	1,213,723	—	1,213,723	—
Cdn dollar senior unsecured notes	15,000	16,075	—	16,075	—
U.K. Pound Sterling denominated unsecured notes	88,285	95,495	—	95,495	—
Convertible debentures	74,915	68,014	68,014	—	—
Fair value of risk management contracts	18,727	18,727	—	18,727	—

Level 1 Fair Value Measurements
Remediation trust funds — investments in the SOEP remediation trust fund are recorded at fair value which is based on the quoted market value of the underlying investments in the fund at the balance sheet date. The fair value of the Judy Creek remediation trust fund is based on the quoted market value of the underlying investments in the fund at the balance sheet date.

Other Assets — investment in public company — the fair value of the investment in the public company has been determined using the closing trading price of the public company’s common shares on the balance sheet date.
Convertible debentures — the fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date.
Level 2 Fair Value Measurements
Risk management contracts — the fair value of the risk management contracts are estimated based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.
Foreign and Canadian dollar denominated debt — the fair value of the foreign and Canadian dollar denominated term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Continued uncertainty in the credit markets may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. However, given the current state of global credit markets, oil and gas companies including Pengrowth may be exposed to an increased risk of a general decline in counterparty credit worthiness. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2009 and 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at December 31, 2009 and 2008. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.2 billion term credit facility with a syndicate of seven Canadian and four foreign banks and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual				More than 5
As at December 31, 2009	Amount	Cash Flows	Within 1 year	1-2 years	2-5 years	years

Cdn dollar revolving credit facility(1)	$60,000	$60,892	$613	$60,279	$—	$—
Cdn dollar senior unsecured notes(1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes(1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes(1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures(1) (2)	74,828	79,599	—	79,599	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	—	6,517	—	—
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates

(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility (Note 23). The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

	Carrying	Contractual				More than 5
As at December 31, 2008	Amount	Cash Flows	Within 1 year	1-2 years	2-5 years	years

Cdn dollar revolving credit facility(1)	$372,000	$393,919	$8,630	$8,630	$376,659	$—
Cdn dollar senior unsecured notes(1)	15,000	24,556	992	992	2,975	19,597
U.S. dollar denominated senior unsecured notes(1)	1,049,218	1,570,918	65,805	65,805	414,482	1,024,826
U.K. Pound Sterling denominated unsecured notes(1)	88,285	122,286	4,847	4,847	14,541	98,051
Convertible debentures(1)	74,915	84,457	4,858	79,599	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Foreign exchange risk management contracts	18,727	210	30	30	90	60

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates
21. COMMITMENTS

	2010	2011	2012	2013	2014	Thereafter	Total

Operating leases	$12,935	$12,695	$12,489	$12,359	$12,141	$35,383	$98,002

Operating leases include office rent and vehicle leases.
22. CONTINGENCIES
Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.
23. SUBSEQUENT EVENTS
On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount of approximately $76.8 million, including accrued interest to the redemption date, was funded with incremental borrowings from the revolving credit facility.
On February 17, 2010, Pengrowth completed a disposition of certain royalty interests for proceeds, net of adjustments, of approximately $39 million.
On February 19, 2010, Monterey issued additional equity in a public offering through which Pengrowth purchased 952,500 shares of Monterey for approximately $4.0 million and continues to own approximately 20 percent of the outstanding common shares subsequent to the share purchase.

24.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required quarterly under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on the average of the prices on the first day of each month for the year ended December 31, 2009, and prior to December 31, 2009 based on commodity prices in effect on the date of the impairment test), plus the lower of cost and fair value of unproven properties. At December 31, 2009, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. At December 31, 2008, the application of the full cost ceiling test under U.S. GAAP resulted in a before-tax write-down of capitalized costs of $1,529.9 million (total write-downs prior to December 31, 2008 – $492.6 million).

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2009 depletion charge by $189.4 million (2008 – $24.7 million). Depletion on a per unit of production under U.S. GAAP was $13.53 per BOE (2008 – $20.21).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP. Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated of $2.4 million is being amortized to income over the life of the foreign exchange swap under U.S. GAAP.

(c)	Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in the redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.

The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.

(d)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction at the federal level for the year ended December 31, 2009 is $42.0 million (2008 — $319.5 million). The portion of income tax reduction at the provincial level is $23.4 million (2008 – $173.8 million).

(e)	Additional disclosures required under U.S. GAAP with respect to Pengrowth’s equity incentive plans is provided below.

The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2009		2008
	Number	Intrinsic	Number	Intrinsic
	Exercised	Value	Exercised	Value

DEUs	297,184	$3,121	202,020	$4,511
Trust Unit Rights	299,684	867	263,857	1,271
Trust Unit Options	—	—	26,506	64

Total	596,868	$3,988	492,383	$5,846

The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest:

	Trust Unit
At December 31, 2009	Rights	DEUs

Number vested and expected to vest	5,218,787	1,570,348
Weighted average exercise price per unit (1)	$12.39	$—
Aggregate intrinsic value (2)	$8,238	$15,939
Weighted average remaining life (years)	3.3	1.4

	Trust Units	Trust Unit
At December 31, 2008	Options	Rights	DEUs

Number vested and expected to vest	1,700	3,158,397	1,117,550
Weighted average exercise price per unit (1)	$14.95	$16.76	$—
Aggregate intrinsic value (2)	$—	$—	$10,449
Weighted average remaining life (years)	0.5	3.2	1.4

(1)	No proceeds are received upon exercise of DEUs.

(2)	Based on December 31 closing trust unit price.
The following table summarizes information about trust unit options and trust unit rights outstanding:

	Trust Unit
At December 31, 2009	Rights	DEUs

Number exercisable	3,087,494	—
Weighted average exercise price per unit (2)	$14.95	$—
Aggregate intrinsic value (3)	$2,217	$—
Weighted average remaining life (years)	2.7	—

	Trust Units	Trust Unit
At December 31, 2008	Options	Rights	DEUs

Number exercisable (1)	1,700	1,950,375	2,209
Weighted average exercise price per unit (2)	$14.95	$16.52	$—
Aggregate intrinsic value (3)	$—	$—	$25
Weighted average remaining life (years)	0.5	2.7	—

(1)	DEUs exercisable at December 31, 2008 were granted to employees on long-term leave on the vesting date. DEUs will be exercised upon return from long-term leave or termination from the plan. No DEUs were exercisable at December 31, 2009.

(2)	No proceeds are received upon exercise of DEUs.

(3)	Based on December 31 closing price.
(f)	Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.

(g)	The following table summarizes the unrecognized tax benefits under U.S. GAAP:

	2009	2008

Balance, January 1	$21,239	$17,810
Additions (decreases) based on tax positions in the year	(1,260)	3,859
Decrease due to change in tax rates	(691)	(430)

Balance, December 31	$19,288	$21,239

The following table summarizes open taxation years at December 31, 2009 by jurisdiction:

Jurisdiction	Years

Federal	2004 - 2008
Alberta, British Columbia, Saskatchewan, and Nova Scotia	2004 - 2008

The 2004 tax examination by federal authorities is currently in progress.

Interest and penalties related to uncertain tax positions, which are included in income tax expense, were not material for the years ended December 31, 2009 and 2008.

Unrecognized tax benefits are classified as current or long-term liabilities under U.S. GAAP as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.

(h)	Fair Value Measurements

The framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP is consistent with the framework under Canadian GAAP, except that Canadian GAAP only requires disclosure of the fair value hierarchy for items normally measured at fair value. In addition, under Canadian GAAP the framework only applies to financial assets and liabilities measured at fair value as at December 31, 2009 while under U.S. GAAP the framework applies to all financial assets and liabilities and non-financial assets and liabilities measured at fair value or for which fair value is disclosed for December 31, 2009 and only for financial assets and liabilities as of December 31, 2008. Pengrowth’s disclosure under Canadian GAAP includes assets and liabilities measured at fair value and for which fair value is disclosed, consistent with U.S. GAAP. Please see Note 20 to the audited annual financial statements for fair value disclosures as of December 31, 2009 and 2008.

(i)	Under U.S. GAAP, unrealized gains or losses on commodity risk management would be included with oil and gas sales.

(j)	Effective January 1, 2009, Pengrowth adopted new disclosure standards under U.S. GAAP with respect to derivatives and hedging. These new disclosure standards are similar to Canadian GAAP (see note 20). The following are additional disclosures required under U.S. GAAP with respect to Pengrowth’s derivatives.

Pengrowth has not designated any outstanding risk management contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value on the statement of income (loss) as unrealized commodity risk management contracts. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. The use of commodity contracts involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The total of all risk management assets is $38.2 million (2008 – $164.8 million). The total of all risk management liabilities is $65.0 million (2008 – $18.8 million). Under Canadian and U.S. GAAP, the risk management assets and risk management liabilities are netted by individual counterparty, thus the maximum amount of potential loss due to credit risk is the carrying amount of the risk management assets recorded on the balance sheet. There are no contingent features of these contracts related to Pengrowth’s credit risk.

(k)	Other accounting policy changes under U.S. GAAP:
(i)	In June 2009, the Financial Accounting Standards Board (“FASB”) developed the Accounting Standards Codification (“codification”) that consolidates all authoritative accounting guidance into a single source that uses a simple, consistent structure for organizing accounting topics. The codification does not change U.S. GAAP but reorganizes it into a consistent structure for ease of research and cross-reference. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative. The codification became effective on September 15, 2009 and implementation had no effect on Pengrowth’s financial position, results of operations or cash flow.

(ii)	Effective January 1, 2009, Pengrowth adopted new U.S. GAAP standards with respect to business combinations which require an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations (the acquisition method) to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. There were no business combinations that occurred during 2009 therefore adoption of these standards did not create any Canadian to U.S. GAAP differences.

(iii)	On December 31, 2009, Pengrowth adopted new rules and regulations issued by the SEC with respect to reserves and reporting of reserves. The new rules impacted the calculation of the U.S. GAAP ceiling test. Effective December 31, 2009, the ceiling test is based on the proven reserves discounted at ten percent using the average of the commodity prices on the first day of each month in the year rather than the year end commodity prices.

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:

(Stated in thousands of Canadian Dollars, except per trust unit amounts)

	Year ended	Year ended
	December 31, 2009	December 31, 2008

Net income for the year, as reported	$84,853	$395,850

Adjustments:
Depletion and depreciation (a)	189,371	24,735
Ceiling test write-down (a)	—	(1,529,935)
Amortization of discontinued hedge (b)	272	272
Non-cash interest on convertible debentures (f)	40	40
Future tax adjustments	(77,553)	421,369

Net income (loss) — U.S. GAAP	$196,983	$(687,669)

Other comprehensive income (loss):
Amortization of discontinued hedge (b)	(272)	(272)

Comprehensive income (loss) — U.S. GAAP	$196,711	$(687,941)

Net Income (Loss) per trust unit — U.S. GAAP
Basic	$0.74	$(2.75)
Diluted	$0.74	$(2.75)

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:

(Stated in thousands of Canadian Dollars)

		Increase
As at December 31, 2009	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$3,789,369	$(1,562,502)	$2,226,867
Future income taxes (d)(g)	—	251,473	251,473

		$(1,311,029)

Liabilities
Convertible debentures	$74,828	$40	$74,868
Future income taxes (d)(g)	180,671	(180,671)	—
Other long term liabilities (g)	—	19,288	19,288

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,630	$1,630
Trust unitholders’ equity (c)	2,795,201	(1,151,316)	1,643,885

		$(1,311,029)

		Increase
As at December 31, 2008	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,251,381	$(1,751,873)	$2,499,508
Future income taxes (d)	—	183,366	183,366

		$(1,568,507)

Liabilities
Convertible debentures	$74,915	$80	$74,995
Future income taxes (d)	328,282	(328,282)	—
Other long term liabilities (d)	—	21,239	21,239

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,902	$1,902
Trust unitholders’ equity (c)	2,663,805	(1,263,446)	1,400,359

		$(1,568,507)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

	As at	As at
	December 31, 2009	December 31, 2008

Trade	$159,309	$159,274
Prepaid	23,033	37,857

	$182,342	$197,131

The components of accounts payable and accrued liabilities are as follows:

	As at	As at
	December 31, 2009	December 31, 2008

Accounts payable	$50,998	$94,799
Accrued liabilities	134,339	166,029

	$185,337	$260,828

RESERVES SUMMARY
OPERATIONS — PRINCIPLE PROPERTIES
Company Interest as of December 31, 2009

	Pengrowth	Percent	Reserve	P+P	Percent					2009
	P+P	of Total	Life	PV10	of Total	2009 Oil	2009 Gas	2009 NGL	2009 Total	Development
	Reserves	Reserves	Index	BT	Assets	Production	Production	Production	Production	Capital
Field	mboe	%	years	$MM	%	bpd	mmcfd	bpd	boepd	$MM

Light Oil:
Judy Creek	34,085	11.5%	13.4	758.3	15.5%	6,221	5.3	1,899	8,998	12.0
Weyburn	21,811	7.4%	22.1	405.1	8.3%	2,653	—	—	2,652	9.4
Swan Hills	16,684	5.6%	18.2	232.1	4.8%	2,058	2.1	301	2,707	12.2
Carson Creek	15,749	5.3%	14.4	264.3	5.4%	2,150	4.3	247	3,110	1.6
Deer Mountain	6,000	2.0%	20.4	105.8	2.2%	576	0.1	73	672	3.4
Fenn Big Valley	5,799	2.0%	9.6	90.5	1.9%	741	4.9	78	1,639	1.7
Other	30,859	10.4%	10.4	619.4	12.7%	6,768	6.2	386	8,190	24.7

Subtotal	130,987	44.3%	13.9	2,475.5	50.7%	21,166	22.9	2,984	27,969	65.0

Heavy Oil:
Bodo	7,603	2.6%	11.4	139.2	2.8%	1,655	1.4	—	1,889	4.0
Jenner	6,756	2.3%	6.2	202.1	4.1%	2,900	2.6	20	3,353	4.2
Tangleflags	4,667	1.6%	7.3	72.8	1.5%	2,074	0.3	—	2,117	1.8
Other	4,324	1.5%	7.7	64.6	1.3%	929	4.3	—	1,646	6.8

Subtotal	23,350	7.9%	7.9	478.7	9.8%	7,559	8.6	20	9,005	16.8

Conventional Gas:
Olds	18,020	6.1%	12.6	224.2	4.6%	7	18.8	709	3,849	9.0
Harmattan	17,410	5.9%	10.3	219.2	4.5%	393	18.6	1,679	5,172	0.1
Carson Creek	7,920	2.7%	4.5	198.8	4.1%	40	6.6	1,126	2,262	32.4
Dunvegan	5,786	2.0%	10.3	77.1	1.6%	32	7.5	414	1,698	0.7
Quirk Creek	5,545	1.9%	9.2	76.9	1.6%	—	6.5	345	1,430	3.3
Kaybob	3,316	1.1%	13.3	43.5	0.9%	—	4.1	41	722	—
Blackstone	3,110	1.1%	10.3	32.9	0.7%	—	5.3	—	886	0.1
McLeod River	3,083	1.0%	8.2	48.4	1.0%	22	5.5	214	1,150	0.6
Other	10,878	3.7%	7.9	160.1	3.3%	462	23.5	391	4,771	15.7

Subtotal	75,069	25.4%	9.0	1,081.1	22.1%	956	96.4	4,919	21,939	61.9

Shallow Gas:
Twining/Three Hills Creek	11,779	4.0%	10.5	194.6	4.0%	389	12.4	342	2,794	5.9
Coal Bed Methane	9,066	3.1%	12.6	105.9	2.2%	—	12.4	9	2,069	9.1
Monogram	6,999	2.4%	8.8	114.5	2.3%	—	15.2	—	2,533	5.1
Jenner	6,313	2.1%	9.8	74.7	1.5%	21	10.1	10	1,707	1.0
Lethbridge	2,851	1.0%	9.2	33.4	0.7%	2	6.0	—	1,005	—
Other	13,942	4.7%	9.7	163.4	3.3%	300	26.6	128	4,864	12.6

Subtotal	50,950	17.2%	10.1	686.6	14.1%	713	82.6	489	14,971	33.7

Offshore Gas:
Sable Island	9,031	3.1%	4.4	146.0	3.0%	—	26.7	1,178	5,633	15.4

Subtotal	9,031	3.1%	4.4	146.0	3.0%	—	26.7	1,178	5,633	15.4

Oil Sands:
Lindbergh	6,348	2.1%	—	17.0	0.3%	—	—	—	—	9.4
Subtotal	6,348	2.1%	—	17.0	0.3%	—	—	—	—	9.4

Total	295,734	100.0%	10.6	4,884.9	100.0%	30,393	237.2	9,590	79,518	202.2

RESERVES
Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. (GLJ) effective December 31, 2009 and prepared in accordance with National Instrument 51-101 (NI 51-101), Pengrowth’s proved plus probable reserves were 295.7 mmboe. This represents a four percent replacement of proved plus probable reserves during 2009 through the addition of 2.6 mmboe resulting from the combination of drilling activity, improved recovery applications and technical revisions, and net dispositions of 1.3 mmboe, offset by 29.0 mmboe of production. Pengrowth’s total proved reserves were 216.6 mmboe representing 36 percent replacement of production based on 11.3 mmboe of additions and revisions and net dispositions of 0.9 mmboe.
Proved producing reserves are estimated at 183.8 mmboe; these reserves represent approximately 85 percent of the total proved reserves of 216.6 mmboe. The total proved reserves account for 73 percent of the proved plus probable reserves. These percentages have not changed from 2008.
Using a 10 percent discount factor and GLJ January 1, 2010 forecast pricing, the proved producing reserves account for 70 percent of the proved plus probable before tax value while the total proved reserves account for 79 percent of the proved plus probable before tax value. Using a 6:1 boe conversion rate for natural gas, approximately 38 percent of Pengrowth’s proved plus probable reserves are light/medium crude oil, nine percent are heavy oil, 10 percent are NGLs, 40 percent are natural gas and three percent are coal bed methane.
Although focused in strategic core areas, Pengrowth is a geographically diversified energy trust with properties located across Canada in the provinces of British Columbia, Alberta, Saskatchewan and offshore Nova Scotia. On a proved plus probable reserve basis, the Alberta, Saskatchewan, British Columbia, and offshore Nova Scotia holdings account for 82 percent, 11 percent, four percent and three percent, respectively of reserves reported by GLJ.
RESERVES SUMMARY 2009
(Company Interest)
GLJ January 1, 2010 forecast prices and costs

	Light &
	Medium	Heavy		Natural	2009 Oil	2008 Oil
	Crude Oil	Oil	NGLs	Gas	Equivalent	Equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)	(mboe)

Proved producing	65,640	14,370	19,253	507.4	183,835	200,580
Proved developed non-producing	804	139	1,030	18.5	5,055	5,004
Proved undeveloped	16,358	1,846	1,190	49.6	27,665	29,640

Total proved	82,803	16,355	21,473	575.5	216,554	235,224

Total proved plus probable	112,249	27,724	29,587	757.0	295,734	323,463

*	Table may have rounding differences
RESERVE RECONCILIATION
Pengrowth added a net 1.3 mmboe of proved plus probable reserves during 2009, replacing production by four percent. Reserve additions from drilling and improved recovery projects amounted to 8.8 mmboe. Most significant were infill drilling and extensions at Carson Creek and in the Twining CBM area and improved recovery and infill drilling additions at Weyburn. Reserve increases in the proved producing category also resulted from reclassification of proved or probable undeveloped reserves to producing primarily for infill drilling and drilling extensions at Carson Creek, Weyburn, Sable Island and Monogram. The additions were offset by net negative technical revisions of 6.2 mmboe to the proved plus probable reserves. These relate to various performance revisions made to previous estimates and certain probable undeveloped reserves being deleted where development of these properties was unlikely given the shifting corporate strategy and the outlook for natural gas prices. The deleted proved plus probable reserves amounted to 9.7 mmboe and were primarily at the Olds property. At Olds, 6.4 mmboe in proved plus probable reserves were removed due to their one-off and high cost nature as well as the uncertain outlook for natural gas prices. A net decrease of 1.3 mmboe to proved plus probable reserves from acquisitions and dispositions was due to the sale of some minor non-core properties mainly at Niton, Karr and Pine Creek, offset by some small strategic asset acquisitions at House Mountain and Carson Creek.

RESERVES RECONCILIATION 2009
Company Interest
GLJ January 1, 2010 forecast prices and costs

	Light & Medium				Oil
	Crude Oil	Heavy Oil	NGLs	Natural Gas	Equivalent
	(mbbl)	(mbbl)	(mbbl)	(bcf)	(mboe)

TOTAL PROVED
December 31, 2008	90,415	16,277	23,543	630	235,224
Extensions	252	139	934	7	2,532
Infill Drilling	137	0	656	12	2,721
Improved Recovery	1,173	225	7	1	1,620
Technical Revisions	(1,556)	2,349	(16)	21	4,191
Discoveries	100	129	0	0	229
Acquisitions	877	0	214	1	1,329
Dispositions	(258)	(8)	(365)	(10)	(2,267)
Production	(8,337)	(2,757)	(3,500)	(87)	(29,025)

December 31, 2009	82,803	16,355	21,473	576	216,554

PROVED PLUS PROBABLE
December 31, 2008	121,289	27,728	32,442	852	323,463
Extensions	704	68	1,223	10	3,616
Infill Drilling	269	0	655	15	3,425
Improved Recovery	657	288	24	2	1,259
Technical Revisions	(3,378)	2,235	(1,060)	(24)	(6,194)
Discoveries	300	172	0	0	472
Acquisitions	1,083	0	260	2	1,633
Dispositions	(338)	(10)	(456)	(13)	(2,915)
Production	(8,337)	(2,757)	(3,500)	(87)	(29,025)

December 31, 2009	112,249	27,724	29,587	757	295,734

NET PRESENT VALUE SUMMARY 2009
At GLJ January 1, 2010 forecast prices and costs
Before Income Taxes

		Discounted	Discounted	Discounted	Discounted
($ millions)	Undiscounted	at 5%	at 10%	at 15%	at 20%

Proved Developed Producing	5,793	4,301	3,442	2,888	2,502
Proved Developed Non-Producing	162	118	93	77	66
Proved Undeveloped	1,046	571	335	203	124

TOTAL PROVED RESERVES	7,002	4,989	3,870	3,168	2,691
Probable Reserves	3,141	1,641	1,015	696	510

TOTAL PROVED PLUS PROBABLE RESERVES	10,143	6,630	4,885	3,865	3,202

BEFORE TAX NET ASSET VALUE AT DECEMBER 31, 2009
In the following table, Pengrowth’s net asset value is measured with reference to the ten percent discount present value of future net cash flows from reserves, as estimated by GLJ and prior to consideration of income tax. The calculation is shown using GLJ’s forecast prices.
Net Asset Value (NAV) at December 31, 2009
(Before Tax Forecast Prices)

$Thousands, except per unit amounts	10% Discount

Value of Proved plus Probable Reserves Discounted at 10%	$4,884,877
Undeveloped Lands (1)	266,720
Working Capital Deficit (2)	(16,286)
Reclamation Funds	34,837
Long Term Debt (3)	(1,128,024)
Other Liabilities (4)	(84,375)
Asset Retirement Obligations (5)	(144,561)
Fair Value of Commodity Contracts (6)	(9,034)
Fair Value of FX Contracts (6)	(17,789)

NET ASSET VALUE	$3,786,365
Units Outstanding (000’s)	289,835
NAV/UNIT	$13.06

(1)	Pengrowth’s internal estimate

(2)	Excludes distributions payable, current portion of risk management contracts, current portion of LTD, and future income taxes

(3)	Represents the fair value of long term debt in the notes to the financial statements (including the current portion of LTD)

(4)	Other liabilities include convertible debt at fair value and non-current contract liability

(5)	The asset retirement obligation is based on Pengrowth’s estimate of future site restoration and abandonment liabilities less that portion of these costs that are included in the value of proved plus probable reserves

(6)	Represents the total fair value of risk management contracts on Pengrowth’s year end financial statements
RESERVE LIFE INDEX
Pengrowth’s proved reserve life index (RLI) increased to 8.3 years from 8.0 years last year. The proved plus probable RLI of 10.6 years remained the same as last year. The changes are mainly due to Pengrowth’s ongoing development efforts which are aimed at increasing reserves and production and extending the life of its fields, as well as divestitures of shorter life RLI properties.

Reserve Life Index	2009	2008	2007

Total Proved	8.3	8.0	8.2
Proved Plus Probable	10.6	10.6	10.4

FINDING, DEVELOPMENT AND ACQUISITION COSTS
FINDING AND DEVELOPMENT COSTS
During 2009, Pengrowth spent $202.2 million on development and optimization activities, which added 7.1 mmboe of proved reserves and 8.8 mmboe of total proved plus probable reserves excluding revisions. The largest additions were for drilling extensions at Carson Creek, additional infill drilling locations for CBM at Twining and infill drilling and improved recovery at Weyburn.
In total, Pengrowth participated in drilling 169 gross wells (89 net wells) during 2009 with a 95 percent success rate. Drilling activity was down significantly from 2008 when Pengrowth drilled 507 gross or 217 net wells.
Various performances related revisions were made to previous estimates. Also, certain probable undeveloped reserves were deleted where development of these natural gas properties was unlikely given the shifting corporate strategy and outlook for natural gas prices. This resulted in an overall increase in proved reserves of 4.2 mmboe and a net negative change in total proved plus probable reserves of 6.2 mmboe. The largest positive revisions occurred at Sable Island and Carson Creek while the largest negative revisions occurred at Olds, Judy Creek and Jenner.

AQUISITIONS AND DISPOSITIONS
Pengrowth made strategic acquisitions during 2009 aimed at increasing ownership in existing core areas. Pengrowth spent $35.7 million on acquisitions adding 1.3 mmboe of proved and 1.6 mmboe of proved plus probable reserves. Asset acquisitions were made at Carson Creek and House Mountain, increasing existing interests in the core Judy Creek area. In addition, Pengrowth increased its land ownership in the Horn River Basin shale gas play with an acquisition which closed late in the year.
During 2009, Pengrowth disposed of some small, non-core properties, mainly at Niton, Karr and Pine Creek, and undeveloped acreage in Dawson. Total proceeds were $41.9 million and resulted in a decrease of 2.3 mmboe total proved reserves and 2.9 mmboe proved plus probable reserves.
FINDING, DEVELOPMENT AND ACQUISITION COSTS
Pengrowth’s finding, development and acquisition costs are summarized below. These are determined separately for exploration and development activity and acquisition and disposition transactions, with and without change in future development capital. Future development capital reflect the amount of estimated capital that will be required to bring non-producing, undeveloped or probable reserves on stream. These forecasts of future development capital will change with time due to ongoing development activity, inflationary changes in capital costs and acquisition or disposition of assets.

		Proved plus
FD&A Costs - Company Interest Reserves	Proved	Probable

FD&A COSTS INCLUDING FUTURE DEVELOPMENT CAPITAL
Exploration and Development Capital Expenditures — $millions	202.2	202.2
Exploration and Development Change in FDC — $millions	(42.8)	(122.8)
Exploration and Development Capital including Change in FDC — $millions	159.4	79.4
Exploration and Development Reserve Additions including Revisions — mmboe	11.3	2.6

Finding and Development Cost — $/boe	14.12	30.81

Acquisition Capital — $millions	35.7	35.7
Acquisition FDC — $millions	2.3	2.3
Acquisition Capital including FDC — $millions	38.0	38.0
Acquisition Reserve Addition — mmboe	1.3	1.6

Acquisition Cost — $/boe	28.55	23.24

Disposition Capital — $millions	41.9	41.9
Disposition FDC — $millions	1.5	1.5
Disposition Capital including FDC — $millions	43.4	43.4
Disposition Reserve Additions — mmboe	2.3	2.9

Disposition Cost — $/boe	19.14	14.88

Net Acquisition Capital — $millions	(6.2)	(6.2)
Net Acquisition FDC — $millions	0.8	0.8
Net Acquisition Capital including FDC — $millions	(5.4)	(5.4)
Net Acquisition Reserve Additions — mmboe	(0.9)	(1.3)

Net Acquisition Cost — $/boe	5.79	4.23

Total Capital Expenditures including Net Acquisitions — $millions	196.0	196.0
Total Change in FDC — $millions	(42.0)	(122.0)
Total Capital including Change in FDC — $millions	154.0	74.0
Reserve Additions including Net Acquisitions — mmboe	10.4	1.3

Finding Development and Acquisition Cost including FDC — $/boe	14.87	57.15

As reported elsewhere, certain probable undeveloped reserves were removed due to the shifting corporate strategy and the outlook for natural gas prices changing strategy that did not meet management’s objective of drilling low cost repeatable resource plays. The table below indicates what proved plus probable finding and development and finding, development and acquisition (including changes in FDC) would have been if these 9.7 mmboe of probable undeveloped reserves had not been removed.

FD&A COSTS — COMPANY INTEREST RESERVES
EXCLUDING OFF-STRATEGY REVISIONS

	2009 YE
		Proved plus
	Proved	Probable

FINDING AND DEVELOPMENT

Exploration and Development Capital Expenditures — $millions	202.2	202.2

Exploration and Development Change in FDC — $millions	5.1	(13.7)

Exploration and Development Capital including Change in FDC — $millions	207.3	188.5

Exploration and Development Reserve Additions — mmboe	7.1	8.8

Revisions — mmboe	7.5	3.5

Exploration and Development Reserve Additions including Revisions — mmboe	14.6	12.3

Finding and Development Cost, including FDC — $/boe	14.17	15.33

FINDING, DEVELOPMENT AND ACQUISITION

Total Capital Expenditures including Net Acquisitions — $millions	196.0	196.0

Total Change in FDC — $millions	5.9	(12.9)

Total Capital including Change in FDC — $millions	201.9	183.1

Reserve Additions including Net Acquisitions — mmboe	6.2	7.5

Revisions — mmboe	7.5	3.5

Reserve Additions including Net Acquisitions including revisions — mmboe	13.7	11.0

Finding Development and Acquisition Cost, including FDC — $/boe	14.74	16.62

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
GLJ January 1, 2010 forecast pricing and costs:

						Revenue		Revenue
						Before		After
			Operating	Development	Abandonment	Income	Income	Income
($ millions)	Revenue	Royalties	Costs	Costs	Costs(1)	Tax	Tax(2)	Tax

Proved Producing	12,826	2,406	4,187	219	220	5,793	604	5,189

Proved Developed Non-Producing	318	79	54	20	3	162	58	104

Proved Undeveloped	2,514	546	613	297	12	1,046	373	673

Proved Reserves	15,658	3,031	4,853	537	235	7,002	1,035	5,967

Total Probable	6,731	1,395	1,817	351	27	3,141	781	2,360

Proved Plus Probable	22,388	4,426	6,670	887	262	10,143	1,816	8,327

(1)	Well abandonment costs and the cost to abandon Sable Island facilities and pipelines as reported by GLJ.

(2)	Income tax as estimated by Pengrowth

TAX POOLS
On a combined basis, Pengrowth’s tax pools total approximately $2.88 billion. The table below provides an estimate of tax pools at both the trust and the operating entity level as at December 31, 2009. These estimates are based upon forecasts prepared internally and have not been verified by any provincial or federal taxing authority. They have been included for information purposes only.

($ millions)

TRUST TAX POOLS	$1,326

OPERATING ENTITY TAX POOLS

COGPE	75

CDE	293

UCC	527

CEE	5

Other (Injectants, etc.)	658

TOTAL TAX POOLS	$2,884

GLJ’s January 1, 2010 forecast prices are shown below:

		Edmonton	Natural Gas
	WTI Crude	Light Crude Oil	at AECO
Year	Oil (US $/bbl)	(Cdn $/bbl)	(Cdn $/mmbtu)

2009	61.56	66.43	4.20

2010	80.00	83.26	5.96

2011	83.00	86.42	6.79

2012	86.00	89.58	6.89

2013	89.00	92.74	6.95

2014	92.00	95.90	7.05

2015	93.84	97.84	7.16

2016	95.72	99.81	7.42

2017	97.64	101.83	7.95

2018	99.59	103.88	8.52

2019	101.58	105.98	8.69

Thereafter	+2%/yr	+2%/yr	+2%/yr

CORPORATE GOVERNANCE
The Board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth Energy Trust and the Corporation.
CORPORATE GOVERNANCE
The board of directors (“Board”) of Pengrowth Corporation has general authority over the business and affairs of the Corporation and derives its authority in respect to Pengrowth Energy Trust by virtue of the grant of authority to the Corporation as “Administrator” under the Trust Indenture.
The Board is responsible for the stewardship and affairs of Pengrowth Energy Trust and the Corporation. The Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of Pengrowth’s operations, the delegation of authority and the execution of documents on behalf of Pengrowth. The Board reviews and approves various matters including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management through committees of the Board. The responsibilities of the Board are set forth in a written mandate of the Board which the Board reviews annually and changes as appropriate.
For complete information on our corporate governance practices, please read our 2009 Management Information Circular. Below is a summary of some of our corporate governance structures and practices:
BOARD OF DIRECTORS
The Board is comprised of ten members, seven of whom are considered independent. Two members are considered related to the Corporation and Pengrowth Energy Trust by virtue of their appointment pursuant to the terms of the Unanimous Shareholder Agreement. The Corporation has appointed an independent Chairman. An in-camera session chaired by the Chairman is held at the end of each meeting of the Board. The Board has adopted a Corporate Governance Policy to establish guidelines pursuant to which the Board will fulfill its obligations to the Corporation. The Board has adopted a strategic planning process and has approved a strategic plan that will be reviewed and updated on an annual basis. It also reviews and approves the annual budget for the Corporation. The Board currently has the following standing committees:
1.	Audit Committee

2.	Corporate Governance Committee

3.	Compensation Committee

4.	Reserves, Operations and Environmental, Health and Safety Committee
Each committee has Terms of Reference or a Charter that sets out its duties and responsibilities. These duties and responsibilities are reviewed annually and any changes are submitted to the Board for approval. Copies of these corporate governance documents are available on our website at www.pengrowth.com. Each committee makes regular reports to the Board of Directors. The Board reviews the Corporation’s policies upon the recommendation of the Corporate Governance Committee.
At the organizational meeting following Pengrowth’s Annual Meeting of Unitholders, committee members are appointed or re-appointed based on the needs of Pengrowth and the skills of each director. The Board is responsible for nominating any new directors on the recommendation of the Corporate Governance Committee, and invitations to join the Board are made by the Chairman. Position descriptions are in place for the Chairman of the Board, the Chairman of each Committee and the Chief Executive Officer. The Corporation’s code of business conduct and ethics (“the Code”) was updated in 2009 and all directors, officers and employees are required to sign an acknowledgement confirming they have read and understand its contents. There is no retirement policy for the Board.

AUDIT COMMITTEE
The Audit Committee is comprised of the following four members of the Board, each of whom are considered independent and financially literate for the purposes of applicable United States and Canadian regulatory requirements relating to audit committee composition: Tom Cumming (Chairman), Michael Parrett, Terry Poole and James McFarland. The committee includes at least one person that would be considered an “audit committee financial expert” as defined in the applicable rules of the U.S. Exchange Act of 1934.
The primary purposes of the Audit Committee are to:
•	monitor the performance of the Corporation’s internal audit function and the integrity of the Corporation’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
•	monitor the independence and performance of the Corporation’s external auditors; and
•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.
The Audit Committee also has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the Corporation’s internal and external auditors. A whistle blower policy has been incorporated into the Code and sets out the procedures for submitting complaints or concerns to the chair of the Audit Committee regarding accounting, internal accounting controls, financial reporting or auditing matters. Members of the Audit Committee meet with the auditor independently from members of management. The Audit Committee also has an in-camera session at the end of each meeting.
CORPORATE GOVERNANCE COMMITTEE
The Corporate Governance Committee is comprised of four members of the Board, each of whom is considered to be independent for the purposes of applicable United States and Canadian regulatory requirements relating to corporate governance committee composition: John Zaozirny (Chairman), Michael Parrett, Wayne Foo and Terry Poole.
The primary functions and purposes of the Corporate Governance Committee are to:
•	assist the Board in carrying out its responsibilities by reviewing corporate governance and nomination issues and making recommendations to the Board as appropriate;
•	review and report to the Board on matters of corporate governance and the Board’s composition; and
•	provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements.
The Corporate Governance Committee acknowledges the formal guidelines relating to corporate governance in Canada as provided for by National Policy 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines as well as the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to corporate governance matters and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business.
The responsibilities of the Corporate Governance Committee are set out in its Terms of Reference, including recommending committees of the Board and their composition, reviewing the need for, and the performance and suitability of those committees and making such adjustments as are deemed necessary from time to time, and taking a lead role in monitoring and assessing the effectiveness of the corporate governance structure of Pengrowth.
The Corporate Governance committee annually reviews and recommends to the Board for approval, the compensation paid by the Corporation to the non-executive Directors. The Corporate Governance Committee is also responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the Chairman of the Board, each committee of the Board, each committee chair and each Director and reporting on such assessments to the Board.
The committee reviews policies of the Corporation, such as the Corporate Disclosure Policy, the policy in respect to Insider Trading and Self-Dealing, the Code and the Privacy Policy, on an annual basis and recommends to the Board any necessary changes. In-camera sessions are held at the end of each meeting.
COMPENSATION COMMITTEE
The Compensation Committee is comprised of the following four members of the Board, each of whom is considered to be independent: Michael Parrett (Chairman), Tom Cumming, Michael Stewart and John Zaozirny. The committee’s responsibilities include setting general compensation guidelines for the employees of the Corporation and, recommending for approval by the Board, specific compensation guidelines for senior employees, officers and consultants of the Corporation; in conjunction with the Corporate Governance Committee, overseeing the evaluation of, and reporting to the Board on reviewing and approving all public disclosure on compensation, including a report on executive compensation for inclusion in Pengrowth’s proxy statement and information circular. The committee holds in camera sessions as part of its meetings.

RESERVES, OPERATIONS AND ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE
The Reserves, Operations and Environmental, Health and Safety Committee is comprised of the following four members of the Board, each of whom is considered to be independent: Wayne Foo (Chairman), Michael Stewart, Tom Cumming and James McFarland. The committee’s responsibilities include:
•	overseeing the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 — Disclosures About Oil and Gas Producing Activities;
•	reviewing the operations of Pengrowth, including matters relating to Pengrowth’s operating activities and its operating expense and capital expenditures budget; and
•	assessing environmental, health and safety risks and issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.
BOARD OF DIRECTORS
JOHN B. ZAOZIRNY, Q.C., B.COMM., LL.B., LL.M.
John Zaozirny joined the Corporation’s board of directors in 1988. Mr. Zaozirny is Vice Chairman of Canaccord Capital Corporation. He was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. Mr. Zaozirny currently serves on the boards of numerous Canadian and international corporations. He is also a Governor of the Business Council of British Columbia. Mr. Zaozirny acts as Pengrowth’s Chairman.
THOMAS A. CUMMING, B.A.SC., P. ENG.
Thomas Cumming joined the Corporation’s board of directors in April 2000. He held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally. He is currently Chairman of Alberta’s Electricity Balancing Pool and serves as a Director of the Alberta Capital Market Foundation. He is also a past president of the Calgary Chamber of Commerce. Mr. Cumming received his Bachelor of Applied Science in Engineering and Business at the University of Toronto.
DEREK EVANS, PRESIDENT AND CHIEF EXECUTIVE OFFICER, B.SC., P. ENG.
Mr. Evans joined the Board in May 2009. Most recently he served as President, CEO and Director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 26 years of experience in the energy sector in Western Canada having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions, the last being Senior Vice President of Operations.
Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the province of Alberta.
At present Mr. Evans serves as a Director of Franco-Nevada Corporation, a Toronto Stock Exchange listed issuer, as well as a private oil and gas company, and one not for profit organization. He is also a member of the Institute of Corporate Directors.
WAYNE K. FOO, B.SC., M.SC.
Wayne Foo joined the Corporation’s board of directors in June 2006. He is a geologist with extensive oil and gas industry experience and he received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979. Mr. Foo has had a varied 27-year career in the energy sector, including exploration and production management with Chevron Corporation; President, Chief Operating Officer, Vice President of Archer Resources Ltd., and President and Chief Executive Officer of Dominion Energy Canada Ltd.; and President and Chief Executive Officer of Petro Andina Resources, Inc. At present, Mr. Foo is President and CEO, and a director of Parex Resources Inc., a TSX Venture listed issuer.
JAMES S. KINNEAR, B.SC., C.F.A., LL.D
Mr. Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Upon Mr. Kinnear’s retirement from executive management duties at Pengrowth in September 2009, the Board of Directors gave him the honorary designation as Chairman Emeritus in recognition of his extraordinary role as Founder of Pengrowth and his 20 year contribution on behalf of Unitholders.
Prior to 1982, he worked in the securities sector in Montreal, Toronto and London, England. Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001, and the Alberta Venture Businessman of the Year award in 2008.
Mr. Kinnear currently serves on a number of boards and committees, including The Banff Centre Board of Governors, Canadian Council of Chief Executives, Canadian Olympic Foundation, National Arts Centre Foundation Board, Pengrowth Rockyview General Hospital Invitational Golf Tournament and the Rockyview General Hospital Development Council.

JAMES D. MCFARLAND, B.SC., M.SC., P.ENG.
Jim McFarland joined the Corporation’s board of directors in January 2010 and has more than 37 years experience in the oil and gas industry. Most recently, Mr. McFarland served as President and Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23 year career with Imperial Oil Limited and other Exxon affiliates in Canada, the U.S. and Western Europe.
Mr. McFarland is currently a director of a private oil and gas company and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Society of Petroleum Engineers International as well as serving on the Program Committee for the 20th World Petroleum Congress in Doha, Qatar.
Mr. McFarland received his Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce.
MICHAEL S. PARRETT, B.A. ECON., CA
Michael Parrett, appointed to the Corporation’s board of directors in April 2004, has acted as an independent consultant having provided advisory service to various companies in Canada and the United States. Mr. Parrett is Chairman of Gabriel Resources Limited and a director of Stillwater Mining Company. He was formerly President of Rio Algom Limited and prior to that Chief Financial Officer of Rio Algom and Falconbridge Limited. He has participated as an instructor, panel member and guest speaker at various mining conferences, as well as, the Law Society of Upper Canada, the Insurance Institute of Ontario and the Canadian School of Management.
A. TERENCE POOLE, B.COMM., CA
Terry Poole joined the Corporation’s board of directors in April 2005. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth. Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice-President, Corporate Strategy and Development. Mr. Poole currently serves on the board of directors for Methanex Corporation.
D. MICHAEL G. STEWART, B.SC., P. ENG.
Michael Stewart, appointed to the Corporation’s board of directors in October 2006, is a corporate director serving on the boards of directors of TransCanada Corporation, Canadian Energy Services Inc., the general partner of Canadian Energy Services LP, Orleans Energy Ltd. and Northpoint Energy Ltd. Mr. Stewart is a native Albertan and graduated from Queen’s University in Kingston, Ontario in 1973 with a Bachelor of Science degree in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta
NICHOLAS C. H. VILLIERS, B. SC., P.ENG.
Nicholas Villiers joined the Corporation’s board of directors in November 2007. Mr. Villiers retired from the Royal Bank of Canada in May 2002 where he was Vice Chairman of Royal Bank of Canada Europe Ltd. and Managing Director of RBC Capital Markets (previously RBC Dominion Securities) with responsibility for international mergers and acquisitions and for senior client relationships within the International Investment Banking group. During his 19-year career with the RBC Group, Mr. Villiers developed an extensive knowledge of a range of industry sectors and established relationships with senior management, major shareholders and international investors worldwide.

CORPORATE INFORMATION

ABBREVIATIONS

bbl	barrel
bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
bbls	thousand barrels
mbbls	million barrels
mboe*	thousand barrels of oil equivalent
mmboe*	million barrels of oil equivalent
mmbtu	million British thermal units
mcf	thousand cubic feet
mmcf	million cubic feet
mwh	mega watt hour
tcf	trillion cubic feet

*	6 mcf of gas =1 barrel of oil equivalent
STOCK EXCHANGE LISTINGS
The Toronto Stock Exchange:
Symbol: PGF.un
The New York Stock Exchange:
Symbol: PGH
INVESTOR RELATIONS
For investor relations enquiries, please contact:
Investor Relations, Calgary
Telephone: (403) 233-0224
Toll-Free: (888) 744-1111
Facsimile: (403) 693-8889
Email: investorrelations@pengrowth.com
PENGROWTH ENERGY
HEAD OFFICE
2100, 222 Third Avenue SW
Calgary, Alberta, Canada T2P 0B4
Telephone: (403) 233-0224
Toll-Free: (800) 223-4122
Facsimile: (403) 265-6251
Email: investorrelations@pengrowth.com
Website: www.pengrowth.com
HALIFAX OFFICE
Purdy’s Tower 1 - Suite 1700
1959 Upper Water Street
Halifax, Nova Scotia, Canada B3J 3N2
Telephone: (902) 425-8778
Facsimile: (902) 425-7887
Email: halifax@pengrowth.com

2100, 222 Third Avenue SW
Calgary Alberta
T2P 0B4 Canada
T 403.233.0224
F 403.265.6251
www.pengrowth.com